As filed with the Securities and Exchange Commission on August 20, 2013

Registration No. 333-[—]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VANTAGESOUTH BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Delaware	6022	45-2915089
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3600 Glenwood Avenue

Suite 300

Raleigh, North Carolina 27612

(919) 659-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott M. Custer

Chief Executive Officer

VantageSouth Bancshares, Inc.

3600 Glenwood Avenue, Suite 300

Raleigh, North Carolina 27612

(919) 659-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Betty O. Temple, Esq. Sudhir N. Shenoy, Esq. Womble Carlyle Sandridge & Rice, LLP 550 South Main Street Suite 400 Greenville, South Carolina 29601 (864) 255-5400	Todd H. Eveson, Esq. Alexander M. Donaldson, Esq. Jonathan A. Greene, Esq. Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, North Carolina 27607 (919) 781-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Fixed/Floating Rate Perpetual Non-Cumulative Preferred Stock, no par value per share			$50,000,000	$6,820

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 20, 2013

PRELIMINARY PROSPECTUS

[—] Shares of Fixed/Floating Rate Perpetual Non-Cumulative

Preferred Stock

$[—] Per Share

We are offering [—] shares of our fixed/floating rate perpetual non-cumulative preferred stock, with a liquidation preference of $[—] per share (the “Preferred Stock”). The underwriters have an option to purchase [—] additional shares of Preferred Stock in this offering. We will pay dividends on the Preferred Stock, when, as, and if declared by our board of directors or a duly authorized committee thereof. From the date of issuance to, but excluding, [—], we will pay dividends, when, as, and if declared by our board of directors or such committee at a rate of [—]% per annum, payable on a non-cumulative basis quarterly, in arrears, on [—], [—], [—] and [—] of each year beginning on [—] and ending on [—]. From and including [—], we will pay dividends, when, as, and if declared by our board of directors or such committee at a floating rate equal to three-month LIBOR plus a spread of [—]% per annum, payable quarterly, in arrears, on [—], [—], [—] and [—] of each year, beginning on [—].

If our board of directors or a duly authorized committee of the board has not declared a dividend on the Preferred Stock before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall not accrue or be payable for such dividend period, and we will have no obligation to pay dividends for such dividend period, whether or not dividends on the Preferred Stock are declared for any future dividend period.

We may redeem shares of the Preferred Stock (i) on any dividend payment date on or after [—], in whole or in part, from time to time or (ii) prior to [—], in whole, but not in part, upon the occurrence of a “regulatory capital treatment event,” as described herein, in each case at a redemption price equal to $[—] per share, plus any declared and unpaid dividends on the shares of Preferred Stock called for redemption. The Preferred Stock will not have any voting rights, except as described under “Description of the Preferred Stock—Voting Rights” below.

Application has been made to list the Preferred Stock on the NYSE MKT, LLC (the “NYSE MKT”) under the symbol “[—].” If the application is approved, trading of the Preferred Stock is expected to commence within a 30-day period after the original issuance date of the Preferred Stock. Our common stock is listed on the NYSE MKT under the symbol “VSB.”

The shares of Preferred Stock will be capital stock of VantageSouth Bancshares, Inc. and will not be equivalent to savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

Investing in the Preferred Stock involves risks. See “Risk Factors” beginning on page 18 to read about factors you should consider before buying the Preferred Stock.

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share			Total
Public offering price (1)	$	[	—]	$	[	—]
Underwriting discounts and commissions	$	[	—]	$	[	—]
Proceeds to us, before expenses (2)	$	[	—]	$	[	—]

(1)	The public offering price does not include dividends, if any, that may be declared. Dividends, if declared, will be calculated from the date of original issuance, which is expected to be [—], 2013.
(2)	Estimated expenses for the offering are approximately $[—].

The underwriters expect to deliver the Preferred Stock in book-entry form only through the facilities of The Depository Trust Company (“DTC”) against payment in New York, New York on or about [—], 2013.

Prospectus dated [—], 2013.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “VSB,” “we,” “us,” “our,” the “Company,” or similar references, mean VantageSouth Bancshares, Inc. and its subsidiaries on a consolidated basis. References to “VantageSouth Bank” or the “Bank” mean our wholly-owned banking subsidiary.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information set forth in this prospectus and the information it incorporates by reference may contain various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which statements represent our judgment concerning the future and are subject to business, economic and other risks and uncertainties, both known and unknown, that could cause our actual operating results and financial position to differ materially from the forward-looking statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” or “continue,” or the negative thereof or other variations thereof or comparable terminology.

We caution that any such forward-looking statements are further qualified by important factors that could cause our actual operating results to differ materially from those in the forward-looking statements, including without limitation:

•	deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses;

•	changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments;

•	the failure of assumptions underlying the establishment of reserves for possible loan losses;

•	changes in accounting principles, policies, and guidelines applicable to bank holding companies and banking;

•

changes in political and economic conditions, including continuing political and economic effects of the global economic downturn and other major developments, including the ongoing war on terrorism, continued tensions in the Middle East, and the economic challenges facing the European Union and other developed countries;

•

changes in financial market conditions, either internationally, nationally or locally in areas in which we conduct our operations, including, without limitation, reduced rates of business formation and growth, commercial and residential real estate development, and real estate prices;

•	our ability to comply with any requirements imposed on VSB or the Bank by our respective regulators, and the potential negative consequences that may result;

•	the impact of heightened regulatory scrutiny of financial products aimed at consumers, led by the Consumer Financial Protection Bureau (“CFPB”);

ii

•	fluctuations in markets for equity, fixed-income, commercial paper and other securities, which could affect availability, market liquidity levels, and pricing;

•	governmental monetary and fiscal policies, including the effects of the Federal Reserve’s “Quantitative Easing” program, as well as other legislative and regulatory changes;

•

effective on January 1, 2015 and subject to certain transition periods, changes in minimum capital requirements, adjustments to prompt corrective action thresholds, increased quality of regulatory capital, revised risk-weighting of certain assets, and implementation of a “capital conservation buffer,” included in the final rule promulgated by the Federal Reserve on July 2, 2013, to implement the so-called “Basel III” accords;

•

the risks of changes in interest rates or an extended period of record-low interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•

the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone and the internet;

•

the effect of any mergers, acquisitions or other transactions, to which we or our subsidiary bank may from time to time be a party, including, without limitation, our ability to successfully integrate any businesses that we acquire; and

•	the risk factors described under the heading “Risk Factors” in this prospectus and in the documents incorporated herein by reference.

Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made.

You should read carefully this prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information,” completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

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SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and does not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the Preferred Stock. You should pay special attention to the “Risk Factors” section of this prospectus and the documents incorporated by reference herein and therein to determine whether an investment in the Preferred Stock is appropriate for you.

The Company

VantageSouth Bancshares, Inc. (hereinafter referred to as the “Company” or “VSB”), is a bank holding company incorporated under the laws of Delaware in 2011. On July 22, 2013, after receiving stockholder approval, we changed the Company’s name from Crescent Financial Bancshares, Inc. to VantageSouth Bancshares, Inc., and transferred the listing of our common stock from the NASDAQ Stock Market, LLC to the NYSE MKT.

The Company conducts its business operations primarily through its commercial bank subsidiary, VantageSouth Bank (formerly known as Crescent State Bank). Our principal executive office is located at 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612 and our telephone number is (919) 659-9000. VSB is a subsidiary of Piedmont Community Bank Holdings, Inc. (“Piedmont”), a registered bank holding company. At June 30, 2013, we had assets of $2 billion, deposits of $1.65 billion and stockholders’ equity of $230 million.

VantageSouth Bank (the “Bank”) was incorporated in 1998 as a North Carolina-chartered commercial bank. The Bank serves central North Carolina to the coast with 46 full-service branch offices located in Apex, Avon, Burlington (2), Cary (2), China Grove, Clayton, Columbia, Creswell, Currituck, Engelhard, Fairfield, Fayetteville, Garner, Greenville (3), Hatteras, Hertford, Holly Springs, Jacksonville, Knightdale, Leland, Manteo, Morehead City, Nags Head, New Bern, Ocean Isle Beach, Ocracoke, Pinehurst, Raleigh (3), Salisbury, Sanford, Southern Pines, Southern Shores, Swan Quarter, Washington, Williamston, Wilmington (4), and Winterville, North Carolina.

The Bank is a community bank focused on being the bank of choice for businesses, business owners, and professionals in its markets. The Bank aims to accomplish this by creating mutually beneficial and robust relationships with its customers and positively impacting its communities. In addition to offering standard banking products and services, the Bank seeks to build relationships with its customers by understanding their personal and business challenges and goals, and providing tangible solutions. The Bank offers a broad range of banking services, including checking and savings accounts, individual retirement accounts, certificates of deposit, money market accounts, commercial, consumer and personal loans, mortgage banking services, U.S. Small Business Administration (“SBA”) loans, builder finance, agricultural finance and other associated financial services. These banking services are offered through the Bank’s branch network and certain services are offered through its online banking and mobile banking platforms.

As a bank holding company, we are subject to the supervision of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). We are required to file with the Federal Reserve reports and other information regarding our business operations and the business operations of our subsidiaries. As a North Carolina-chartered bank, the Bank is subject to primary supervision, periodic examination and regulation by the Office of the North Carolina Commissioner of Banks (the “NCCOB”), and by the FDIC as its primary federal regulator.

Additional information about us is included in our filings with the SEC, which are incorporated by reference into this prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference” in this prospectus.

Our History

Piedmont Established

Piedmont was established in 2009 for the purpose of building a community banking franchise in the North Carolina, South Carolina, and Virginia markets. Piedmont was co-founded by J. Adam Abram and Steven J. Lerner. Piedmont received approval to become a bank holding company on January 20, 2010 through its acquisition of VantageSouth Bank (“Legacy VantageSouth”).

Piedmont Acquisition of Legacy VantageSouth

Legacy VantageSouth was organized and incorporated under the laws of the State of North Carolina and commenced operations in 2006. Piedmont recapitalized Legacy VantageSouth on February 19, 2010. Prior to its merger with Crescent State Bank on November 30, 2012, Legacy VantageSouth was headquartered in Burlington, North Carolina. Legacy VantageSouth initially sold 1,768,794 shares of its newly issued Series A Convertible Perpetual Preferred Stock (the “Series A Stock”) to Piedmont for an aggregate price of $7.7 million, or $4.35 per share. The Series A Stock was convertible at any time on a one-for-one basis into shares of Legacy VantageSouth’s common stock, which totaled approximately 62 percent of its outstanding common stock at the date of Piedmont’s investment (as adjusted for the assumed conversion of the Series A Stock). The investment in Legacy VantageSouth gave Piedmont voting control over a majority of Legacy VantageSouth’s outstanding common stock and the ability to control the election of Legacy VantageSouth’s board of directors.

Piedmont Acquisition of Community Bank of Rowan and Merger of Community Bank of Rowan into Legacy VantageSouth

On April 19, 2011, Piedmont acquired Community Bank of Rowan, a North Carolina-chartered bank (“Rowan”). Piedmont purchased all 813,083 shares of Rowan’s common stock for an aggregate purchase price of $9.5 million. Immediately following the acquisition, Piedmont purchased an additional 569,158 shares of newly issued Rowan common stock for an aggregate price of $7.0 million. Since Piedmont owned 100 percent of Rowan following its acquisition, purchase accounting fair value adjustments were pushed down to Rowan’s financial statements at that date. In addition, Legacy VantageSouth and Rowan became commonly controlled by Piedmont beginning on the date of Piedmont’s acquisition of Rowan.

On February 1, 2012, a transaction was completed whereby Piedmont purchased the remaining non-controlling interests in Legacy VantageSouth and simultaneously merged Rowan into Legacy VantageSouth. Piedmont purchased all remaining shares of Legacy VantageSouth common stock from non-controlling stockholders for an aggregate purchase price of $4.8 million, or $4.35 per share. Following this transaction, Piedmont wholly owned the combined Legacy VantageSouth (except for certain shares, known as directors’ qualifying shares, required to be owned by members of the board of directors of Legacy VantageSouth pursuant to North Carolina banking laws then in effect). Because Piedmont purchased the remaining non-controlling common stock of Legacy VantageSouth with this transaction, push-down accounting was applied to Legacy VantageSouth so that the basis reported in Legacy VantageSouth’s financial statements from that date forward reflected Piedmont’s basis in Legacy VantageSouth. The merger of Rowan into Legacy VantageSouth was a merger of commonly controlled companies and was accounted for in a manner similar to a pooling of interests transaction.

Piedmont Acquisition of Crescent Financial Bancshares, Inc.

Crescent Financial Corporation was a North Carolina business corporation and the bank holding company for Crescent State Bank, a North Carolina chartered bank incorporated in 1998 and headquartered in Cary, North Carolina. Crescent State Bank operated fifteen full-service branches in central North Carolina and Wilmington, North Carolina. On February 23, 2011, Crescent Financial Corporation and Crescent State Bank entered into an investment agreement with Piedmont, pursuant to which Piedmont agreed to purchase 18,750,000 newly issued shares of common stock of Crescent Financial Corporation for $75.0 million in cash, or $4.00 per share. Piedmont also agreed to commence a tender offer to purchase up to 6,442,105 shares of Crescent Financial Corporation’s then-outstanding common stock at a price of $4.75 per share (the “Tender Offer”). On November 15, 2011, Crescent Financial Corporation reincorporated as a Delaware corporation through a merger of Crescent Financial Corporation with and into Crescent Financial Bancshares, Inc. (“Crescent Financial”), a newly formed Delaware corporation and wholly owned subsidiary of Crescent Financial Corporation. Crescent Financial was the surviving entity after the reincorporation merger. On November 18, 2011, Crescent Financial completed the issuance and sale to Piedmont of 18,750,000 shares of its common stock. Piedmont also purchased 6,128,423 shares of Crescent Financial common stock on December 22, 2011, pursuant to the Tender Offer. As a result of Piedmont’s investment and the Tender Offer, Piedmont acquired approximately 88% of the outstanding common stock of Crescent Financial.

Crescent Financial’s financial condition and results of operations were significantly impacted by Piedmont’s investment. Because of the level of Piedmont’s ownership and control following the controlling investment, push-down accounting was applied. Accordingly, Crescent Financial’s assets, liabilities and non-controlling interests were adjusted to estimated fair value at the acquisition date, and the allowance for loan losses was eliminated.

Merger of Legacy VantageSouth into Crescent Financial and Change in Reporting Entity

On November 30, 2012, Crescent Financial completed the merger of Legacy VantageSouth into Crescent State Bank in a share exchange. All outstanding Legacy VantageSouth shares of common stock were converted into Crescent Financial’s shares at a 5.3278 exchange ratio for a total transaction value of $35.0 million. At the time of merger, Piedmont owned all outstanding shares of Legacy VantageSouth except for directors’ qualifying shares. Piedmont owned approximately 90 percent of the Company’s outstanding common stock following the merger. The Company re-branded its wholly-owned banking subsidiary as “VantageSouth Bank” immediately following the merger.

The merger of Legacy VantageSouth into Crescent State Bank was a merger of commonly controlled companies and was accounted for in a manner similar to a pooling of interests transaction. Thus, the Company’s financial statements have been retrospectively adjusted to combine the financial statement balances of Crescent Financial and Legacy VantageSouth beginning on November 18, 2011, the date the two companies became commonly controlled by Piedmont. In addition, periods prior to the date of common control in this document reflect only Legacy VantageSouth’s historical balances since it was the first company acquired by Piedmont, which resulted in a change in reporting entity.

Merger with ECB Bancorp, Inc.

On April 1, 2013, the Company completed the merger of ECB Bancorp, Inc. (“ECB”), a bank holding company headquartered in Engelhard, North Carolina, with and into the Company, and the merger of ECB’s subsidiary bank, The East Carolina Bank, with and into the Bank. Under the terms of the merger agreement, shareholders of ECB received 3.55 shares of the Company’s common stock for each share of ECB common stock. The aggregate merger consideration consisted of 10,312,186 shares of the Company’s common stock. Based upon the market price of the Company’s common stock at merger, the transaction value was $40.6 million. Following the ECB merger, Piedmont owned approximately 70% of the Company’s outstanding common stock. The East Carolina Bank had twenty-five branch offices in eastern North Carolina stretching from the Virginia to South Carolina state lines east of Interstate 95. The East Carolina Bank offered a full range of financial services, including community banking, mortgage and agricultural banking.

Our Markets

Management views the Company’s target market area for both organic and acquisition growth as the Interstate 85 growth corridor, which has been identified by demographers as a key U.S. “mega region” for the next 40 years. This corridor includes areas in North Carolina, South Carolina and Virginia. North Carolina has been the number one state in the U.S. for corporate relocations in eight out of the last nine years according to Site Selection magazine. North Carolina’s population of 9.8 million is projected by the U.S. Census Bureau to grow by 3.0 million people, or 31%, by 2030. North Carolina is currently the tenth largest state in the U.S. and is projected to be the seventh largest state by 2030.

The Company’s franchise is concentrated in North Carolina’s top metropolitan statistical areas (“MSAs”). Half of our deposit base is located in North Carolina’s top ten MSAs with projected growth well in excess of national averages for the next five years. The Raleigh-Cary, North Carolina MSA, which is the heart of the Company’s footprint and includes 28.2% of our deposits, is the fifth fastest growing MSA in the U.S. with projected population growth of 12.9% from 2012 to 2017. Raleigh is the state capital and is geographically positioned in the center of the state. Intersected by I-40 and adjacent to I-85 and I-95, Raleigh’s strategic location has contributed greatly to its growth and commercial appeal. Raleigh is located in the “Triangle” area of North Carolina (the “Triangle”), which also includes Durham, Chapel Hill, and the Research Triangle Park. The Triangle is a well-diversified market with a mixture of businesses, universities, large medical institutions and state/local government offices providing for a stable local economy. The University of North Carolina, Duke University and North Carolina State University are all located in the Triangle and the Research Triangle Park is home to more than 170 global companies, including IBM, GlaxoSmithKline, Syngenta, RTI International, Credit Suisse, and Cisco, that foster a culture of scientific advancement and competitive excellence. In March 2013, Forbes magazine reported that the population for the Raleigh MSA has expanded 47.8% since 2000, tops among the nation’s 52 metropolitan areas that have a population of more than 1 million. This growth is primarily driven by the education, technology, healthcare and state government sectors. In February 2013, The National Federation of Independent Businesses placed Raleigh second on its list of best cities in which to start a business.

The Company’s other top-growth MSAs in North Carolina are Wilmington, Greenville, Burlington, and Southern Pines-Pinehurst, which represent 26.5% of its deposit franchise and have a weighted average projected population growth of 7.9% for the next five years. The Company continues to expand into other high-growth MSAs. The Company recently expanded into the Fayetteville, NC and Jacksonville, NC MSAs with weighted average population projected growth of 9.4% for the next five years. Fayetteville and Jacksonville are home to Fort Bragg and Camp Lejeune, respectively. Fort Bragg is the largest global Army installation with 10% of the Army’s active forces and Camp Lejeune is the largest Marine Corps base on the East Coast.

Our Experienced Executive Management Team and Highly Qualified Board of Directors

Our executive management team consists of five seasoned banking professionals who have over 125 years of combined experience with an average of over 25 years experience each in the financial services industry. Scott M. Custer has served as a director and Chief Executive Officer of Piedmont since 2010 and a director and Chief Executive Officer of VSB and the Bank since November 2011. Before joining Piedmont, he served as Chairman and Chief Executive Officer of RBC Bank (USA), a position he held since 2004. We believe that our executive officers’ experience and local market knowledge are valuable assets in turbulent economic times, and will enable them to guide the Company successfully in the future.

In addition to our seasoned executive management team, our board of directors consists of highly qualified and respected members of the communities that we serve, and many of them own businesses in their local communities. Our executive management team and members of our board of directors own a significant amount of our stock, as described below:

Name	Title	Years Experience	Prior Experience		VSB Ownership % (1)
			Employer	Position
Adam Abram	Chairman of the Board	30	Franklin Holdings	Chairman	5.0%
			James River Group	Chief Executive Officer

Scott Custer	Chief Executive Officer	31	RBC Bank	Chief Executive Officer	1.8%
			RBC Centura	President

Lee Roberts	Chief Operating Officer	19	Morgan Stanley	Executive Director	0.7%
	Chief Risk Officer			Business Unit COO

Steve Jones	Bank President	19	RBC Bank	President—Carolinas	0.6%

Terry Earley	Chief Financial Officer	30	RBC Bank	Chief Financial Officer	0.5%
				Chief Operating Officer

Board & Executives					50.0%

(1)	This includes both beneficial ownership of VSB common stock and Piedmont common stock based upon “beneficial ownership” concepts described in the rules issued under the Exchange Act. VSB ownership including fully diluted Piedmont ownership is calculated by multiplying each beneficial owner’s fully diluted ownership percentage of Piedmont by the 32,242,726 shares of VSB stock which Piedmont owns.

Recent Developments

Highlights of Second Quarter of 2013

•	Net income was $3.7 million in the second quarter of 2013 compared to a net loss of $806,000 in the first quarter of 2013 and net income of $338,000 in the second quarter of 2012.

•

Operating earnings, which excludes securities gains, a one-time acquisition gain, and merger and conversion costs, were $2.8 million in the second quarter of 2013 compared to a loss of $422,000 in the first quarter of 2013 and earnings of $360,000 in the second quarter of 2012.

•

The Company completed the merger and system conversion of ECB in the second quarter of 2013. The ECB merger generated a one-time gain of $8.2 million in the second quarter of 2013, while merger and system conversion costs totaled $12.0 million in the second quarter of 2013 compared to $1.6 million in the first quarter of 2013 and $6,000 in the second quarter of 2012.

•	Annualized net loan growth was approximately 24 percent in the second quarter of 2013, excluding acquired ECB loans, which was driven by loan originations of $154.2 million.

•	Net interest margin expanded to 4.67 percent in the second quarter of 2013 from 4.24 percent in the first quarter of 2013 and 4.33 percent in the second quarter of 2012.

•

Operating non-interest income, which excludes a one-time acquisition gain, increased to $4.9 million in the second quarter of 2013 as the Company continued to expand its government guaranteed lending and mortgage businesses and acquired a merchant banking platform and expanded its deposit-related fee income base through the ECB merger.

•

Asset quality continued to improve as nonperforming assets decreased to 1.33 percent of total assets as of June 30, 2013 from 1.48 percent of total assets as of March 31, 2013 and 1.71 percent of total assets as of December 31, 2012.

•

Operating efficiency, which represents operating expenses to total operating revenues, improved to 75.9 percent in the second quarter of 2013 from 82.5 percent in the first quarter of 2013 and 82.8 percent in the second quarter of 2012.

Reconciliation of Non-GAAP Financial Measures

Statements included in “Highlights of Second Quarter of 2013” above include non-GAAP financial measures and should be read along with the table below which provides a reconciliation of non-GAAP financial measures to GAAP financial measures. Our management uses non-GAAP financial measures, including: (i) net operating earnings (loss), (ii) operating non-interest income, and (iii) operating efficiency ratio, in its analysis of the Company’s performance. Net operating earnings (loss) excludes the following from net income (loss): securities gains, a one-time acquisition gain, merger and conversion costs, and the income tax effect of adjustments. Operating non-interest income excludes a one-time acquisition gain from non-interest income. The operating efficiency ratio excludes a one-time acquisition gain and merger and conversion costs from the efficiency ratio.

Our management believes that non-GAAP financial measures provide additional useful information that allows readers to evaluate the ongoing performance of the Company. Non-GAAP financial measures should not be considered as an alternative to any measure of performance or financial condition as promulgated under GAAP, and you should consider the Company’s performance and financial condition as reported under GAAP and all other relevant information when assessing the performance or financial condition of the Company. Non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of the Company’s results or financial condition as reported under GAAP.

	Three Months Ended
(Dollars in thousands)	June 30, 2013	March 31, 2013	June 30, 2012
Reconciliation of GAAP to Non-GAAP

OPERATING EARNINGS
Net income (loss) (GAAP)	$3,700	$(806)	$338
Securities (gains) losses	(123)	(1,092)	27
Gain on acquisition	(8,241)	—	—
Merger and conversion costs	11,961	1,601	6
Income tax effect of adjustments	(4,484)	(125)	(11)
Deferred tax asset valuation allowance reversal	—	—	—

Net operating earnings (loss) (Non-GAAP)	$2,813	$(422)	$360

OPERATING NON-INTEREST INCOME
Non-interest income (GAAP)	$13,096	$3,462	$2,390
Gain on acquisition	(8,241)	—	—

Operating non-interest income (Non-GAAP)	$4,855	$3,462	$2,390

OPERATING EFFICIENCY RATIO
Efficiency ratio (GAAP)	92.89%	94.49%	82.89%
Effect to adjust for gain on acquisition	30.28%	—%	—%
Effect to adjust for merger and conversion costs	(47.31)%	(11.94)%	(0.04)%

Operating efficiency ratio (Non-GAAP)	75.86%	82.55%	82.85%

Offering of Subordinated Notes

On August 12, 2013 and August 14, 2013, we entered into Subordinated Note Purchase Agreements with twelve accredited investors pursuant to which we issued an aggregate of $38,050,000 of subordinated notes (the “Notes”) to the accredited investors. The Notes have a term of ten years and a maturity date of August 12, 2023. The Notes bear interest, payable on the 1st of January and July of each year, commencing January 1, 2014, at a fixed interest rate of 7.625% per year.

The Notes are not convertible into common stock or preferred stock, and the Notes are not callable by the Company or subject to prepayment at the option of the holders. If certain events of default occur, including bankruptcy of the Company, the holder of a Note may declare the principal amount of the Note to be due and immediately payable. The Notes are unsecured, subordinated obligations of the Company and rank junior in right of payment to our senior indebtedness and to our obligations to our general creditors. The Notes rank senior to the Preferred Stock.

The Notes are intended to qualify as tier 2 capital for regulatory purposes. We have contributed $32 million of the net proceeds from the sale of the Notes to the Bank.

The Notes were offered and sold in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. Accordingly, the Notes were offered and sold exclusively to persons who are “accredited investors” within the meaning of Rule 501(a) of Regulation D.

The Offering

The following summary contains basic information about the Preferred Stock offered hereby and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the Preferred Stock, you should read the section of this prospectus entitled “Description of the Preferred Stock” beginning on page [—].

Securities offered hereby	[—] shares of our Fixed/Floating Rate Perpetual Non-Cumulative Preferred Stock, with a liquidation preference of $[—] per share (the “Preferred Stock”).

Option to purchase additional shares	The underwriters will have an option to purchase [—] additional shares of Preferred Stock in this offering.

Further issuances	We reserve the right to re-open this series of Preferred Stock and issue additional shares of the Preferred Stock either through public or private sales at any time and from time to time. The additional shares would form a single series with the Preferred Stock offered by this prospectus.

Public offering price	$[—] per share.

Dividends	We will pay dividends on the Preferred Stock, when, as, and if declared by our board of directors or a duly authorized committee thereof. From the date of issuance to, but excluding, [—], we will pay dividends, when, as, and if declared by our board of directors or such committee at a rate of [—]% per annum, payable on a non-cumulative basis quarterly, in arrears, on [—], [—], [—] and [—] of each year beginning on [—] and ending on [—]. From and including [—], we will pay dividends, when, as, and if declared by our board of directors or such committee at a floating rate equal to three-month LIBOR plus a spread of [—]% per annum, payable quarterly, in arrears (each such rate, a “dividend rate”).

Dividends on the Preferred Stock will not be cumulative. Accordingly, if our board of directors or a duly authorized committee thereof has not declared a dividend on the Preferred Stock before the dividend payment date for any dividend period, such dividend will not be cumulative and shall cease to accrue and be payable, and we will have no obligation to pay dividends accrued for such dividend period, whether or not dividends on the Preferred Stock are declared for any future dividend period.

Our ability to declare and pay dividends is limited by applicable regulatory restrictions, including the regulations and guidelines of the Federal Reserve Board applicable to bank holding companies.

In addition, because we are a bank holding company, our ability to pay dividends on, and redeem at our option, the Preferred Stock will be highly dependent upon the receipt of dividends, fees and other amounts from the Bank, which, in turn, will be highly dependent upon the Bank’s historical and projected results of operations, liquidity, cash flows and financial condition, as well as various legal and regulatory prohibitions and other restrictions on the ability of the Bank to pay dividends, extend credit or otherwise transfer funds to the Company. Our right to participate in any distribution of assets of any of our subsidiaries upon their respective liquidation or reorganization will be subject to the prior claims of the creditors (including any depositors) and preferred equity holders of the applicable subsidiary, except to the extent that we are a creditor, and are recognized as a creditor, of such subsidiary. Accordingly, the holders of the Preferred Stock will be structurally subordinated to all existing and future obligations and preferred equity of our subsidiaries.

During any dividend period in which the Preferred Stock is outstanding, unless, in each case, the full dividends for the then-current dividend period on all outstanding shares of Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside:

•	no dividend will be declared or paid or set aside for payment and no distribution will be declared or made or set aside for payment on any junior stock, other than:

•	a dividend payable solely in junior stock and cash in lieu of fractional shares in connection with such dividend; or

•	any dividend in connection with the implementation of a shareholders’ rights plan, or the redemption or repurchase of any rights under any such plan;

•

no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us) other than:

•	as a result of a reclassification of junior stock for or into other junior stock;

•	the exchange or conversion of one share of junior stock for or into another share of junior stock;

•	through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock;

•

purchases, redemptions or other acquisitions of shares of junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants;

•

purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the preceding dividend period, including under a contractually binding stock repurchase plan; or

•	the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged; and

•

no shares of parity stock shall be repurchased, redeemed or otherwise acquired for consideration by us otherwise than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Preferred Stock and such parity stock other than:

•	as a result of a reclassification of parity stock for or into other parity stock;

•	the exchange or conversion of one share of parity stock for or into another share of parity stock;

•	through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock;

•

purchases, redemptions or other acquisitions of shares of parity stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants;

•

purchases of shares of parity stock pursuant to a contractually binding requirement to buy parity stock existing prior to the preceding dividend period, including under a contractually binding stock repurchase plan;

•	the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged; or

•	the redemption of the TARP Preferred Stock as described in “Use of Proceeds.”

When dividends are not paid in full upon the shares of Preferred Stock and any parity stock, all dividends declared upon shares of Preferred Stock and any parity stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current dividend period per share on the Preferred Stock, and accrued dividends, including any accumulations, on any parity stock, bear to each other.

Dividend payment dates

Dividends on the Preferred Stock will be payable when, as and if declared by our board of directors or a duly authorized committee thereof on the [—] day of [—], [—], [—] and [—] of each year, commencing on [—]. If any date on which dividends would otherwise be paid is not a business day, then the dividend payment date will be the next succeeding business day and no additional dividends will accrue in respect of any payment made on the next succeeding business day.

No maturity	The Preferred Stock will be perpetual and will have no maturity date.

Redemption	We may redeem shares of the Preferred Stock (i) on any dividend payment date on or after [—], in whole or in part, from time to time or (ii) prior to [—], in whole, but not in part, upon the occurrence of a “regulatory capital treatment event,” as described below under “Description of the Preferred Stock—Redemption—Optional Redemption,” in each case at a redemption price equal to $[—] per share, plus any declared and unpaid dividends on the shares of Preferred Stock called for redemption.

Any redemption of the Preferred Stock is subject to our receipt of any required prior approval by the Federal Reserve Board (including any successor bank regulatory authority that may become our appropriate federal banking agency) and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve Board or successor bank regulatory authority applicable to a redemption of the Preferred Stock.

The holders of the Preferred Stock will not have the right to require a redemption.

Ranking	The Preferred Stock will rank, as to the payment of dividends and distribution of assets upon our liquidation, dissolution or winding-up:

•	senior to our common stock and to any other class or series we may issue in the future ranking junior to the Preferred Stock;

•

equal to the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) and the Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”, and referred to collectively in this prospectus with the Series A Preferred Stock as the “TARP Preferred Stock”), and to any series of preferred stock we may issue in the future ranking equal to the Preferred Stock; and

•	junior to any series of preferred stock we may issue in the future ranking senior to the Preferred Stock and to all of our existing and future debt obligations, including the Notes.

Liquidation rights

In the event we liquidate, dissolve or wind-up our business and affairs, either voluntarily or involuntarily, holders of the Preferred Stock will be entitled to receive liquidating distributions of $[—] per share, plus any declared and unpaid dividends, before we make any distribution of assets to the holders of our common stock or any other class or series of shares ranking junior to the Preferred Stock, and subject to the rights of the holders of any class or series of securities ranking senior to or on parity with the Preferred Stock upon liquidation and the rights of our depositors and other creditors with respect to the distribution of assets. If we fail to pay in full all amounts payable with respect to the Preferred Stock and any stock having the same rank upon liquidation, dissolution or winding-up as the Preferred Stock, the holders of the Preferred Stock and such other parity stock will share in any distribution of assets in proportion to the full respective liquidating distribution to which they are entitled. After the holders of the Preferred Stock and such other parity stock are paid in full, they will have no right or claim to any of our remaining assets.

Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of our property or business nor a merger or consolidation by us with or into any other entity will be considered a dissolution, liquidation or winding-up of our business or affairs.

Voting rights	Holders of the Preferred Stock will not have voting rights, except with respect to authorizing or increasing senior stock, certain changes in terms of the Preferred Stock, the election of two directors in connection with certain dividend non-payments and as otherwise required by applicable law.

Preemptive and conversion rights	Holders of the Preferred Stock will not have any preemptive or conversion rights.

Capital treatment	The Preferred Stock is expected to qualify as tier 1 capital to the Company.

Listing	Application has been made to list the Preferred Stock on the NYSE MKT under the symbol “[—].” If the application is approved, trading of the Preferred Stock on the NYSE MKT is expected to commence within a 30-day period after the original issuance date of the Preferred Stock.

Risk factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should consider carefully before making a decision to invest in the Preferred Stock.

Tax consequences	The material U.S. federal income tax consequences of purchasing, owning and disposing of the Preferred Stock are described in “Material U.S. Federal Income Tax Considerations.” You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the Preferred Stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Use of proceeds after expenses	We expect to receive net proceeds from this offering of approximately $[—], after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to redeem the outstanding shares of our TARP Preferred Stock for an aggregate price of $42.8 million and to repurchase from the United States Department of Treasury (the “Treasury”) warrants to purchase an aggregate of 1,348,398.2 shares of our common stock which currently have a book value of approximately $1.5 million (the “Treasury Warrants”), and to use any remainder for general corporate purposes.

Calculation Agent	[—]

Transfer agent, paying agent and registrar	Registrar and Transfer Company

Selected Financial Data

The table below sets forth a summary of our historical financial and other information for the periods presented. We derived the financial information as of and for each of the years in the five-year period ended December 31, 2012 from our audited consolidated financial statements incorporated by reference in this prospectus. We derived the financial information as of and for the six-month periods ended June 30, 2013 and 2012 from our unaudited consolidated financial statements incorporated by reference in this prospectus. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the six months ended June 30, 2013 are not necessarily indicative of the full year’s operations.

The selected consolidated historical financial information should be read in conjunction with:

•

Our audited consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 and our unaudited consolidated financial statements as of June 30, 2013 and for the three- and six-month periods ended June 30, 2013 and 2012 and related notes incorporated by reference in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which are incorporated by reference in this prospectus; and

•	The section entitled “Risk Factors” in this prospectus.

The Company’s financial data was significantly impacted by Piedmont’s acquisitions of Rowan and Crescent Financial in 2011, two common control mergers in 2012, push-down accounting that was applied to Legacy VantageSouth’s financial statements in February 2012, and our merger with ECB in April 2013. Financial data for 2011 and 2012 has been retrospectively adjusted to combine results of operations for all companies from the time they became commonly controlled by Piedmont. Predecessor financial data prior to the periods the companies became under common control reflects historical financial data for Legacy VantageSouth only since it was the first company acquired by Piedmont.

	Successor Company			Predecessor Company
(Dollars in thousands, except per share data)	As of and for the Six Months Ended June 30,	As of and for the period from February 1 to June 30,	February 1 to December 31,	January 1 to January 31,	As of and for the Year Ended December 31,
	2013	2012	2012	2012	2011	2010	2009	2008
	(Unaudited)
Summary of Operations
Interest income	$33,930	$19,884	$43,519	$4,206	$14,334	$4,319	$4,945	$5,025
Interest expense	3,558	2,975	6,170	633	2,778	1,181	1,909	2,784

Net interest income	30,372	16,909	37,349	3,573	11,556	3,138	3,036	2,241
Provision for loan losses	3,432	2,915	5,159	195	880	3,172	1,792	1,050

Net interest income (loss) after the provision for loan losses	26,940	13,994	32,190	3,378	10,676	(34)	1,244	1,191
Non-interest income	16,558	3,862	11,327	657	1,716	(824)	280	364
Non-interest expense	43,807	17,716	43,210	3,236	11,236	3,953	3,066	2,935

Income (loss) before income taxes	(309)	140	307	799	1,156	(4,811)	(1,542)	(1,380)
Income tax expense (benefit)	(3,203)	(255)	(3,486)	270	188	—	—	—

Net income (loss)	2,894	395	3,793	529	968	(4,811)	(1,542)	(1,380)
Dividends and accretion on preferred stock	1,074	611	1,346	122	182	—	—	—

Net income (loss) attributable to common stockholders	$1,820	$(216)	$2,447	$407	$786	$(4,811)	$(1,542)	$(1,380)

Per Common Share
Net income (loss), basic	$0.04	$(0.01)	$0.07	$0.01	$0.07	$(0.77)	$(0.27)	$(0.24)
Net income (loss), diluted	$0.04	$(0.01)	$0.07	$0.01	$0.07	$(0.77)	$(0.27)	$(0.24)
Book value	$4.07	$4.07	$4.18	NA	$4.08	$0.72	$1.09	$1.32
Tangible book value	$3.36	$3.26	$3.37	NA	$3.27	$0.72	$1.09	$1.32
Weighted average shares outstanding:
Basic	40,865,433	35,721,316	35,724,513	35,511,770	10,858,223	6,241,901	5,732,356	5,732,356
Diluted	40,883,775	35,721,316	35,796,731	35,534,050	10,916,115	6,241,901	5,732,356	5,732,356
Common shares outstanding	46,038,808	35,749,689	35,754,247	35,549,785	35,566,535	11,831,770	5,732,356	5,732,356

Balance Sheet Data
Total assets	$2,009,420	$1,067,829	$1,085,225	NA	$1,087,621	$81,140	$94,766	$94,997
Cash and cash equivalents	87,808	70,128	50,463	NA	46,472	2,722	10,475	2,630
Investment securities (1)	376,736	173,887	136,491	NA	170,004	10,454	6,731	10,483
Loans (2)	1,345,371	704,229	779,855	NA	740,303	63,402	73,535	77,996
Allowance for loan losses	6,425	3,043	3,998	NA	2,131	1,880	1,964	1,174
Deposits	1,654,699	866,610	873,222	NA	886,244	63,766	78,620	77,559
Stockholders’ equity	229,873	169,881	173,941	NA	169,509	8,564	6,262	7,595

	Successor Company			Predecessor Company
(Dollars in thousands, except per share data)	As of and for the Six Months Ended June 30,	As of and for the period from February 1 to June 30,	February 1 to December 31,	January 1 to January 31,	As of and for the Year Ended December 31,
	2013	2012	2012	2012	2011	2010	2009	2008
	(Unaudited)
Selected Performance Ratios
Return on average assets	0.38%	0.09%	0.39%	0.58%	0.32%	(5.41)%	(1.61)%	(1.58)%
Return on average stockholders’ equity	2.84%	0.56%	2.41%	3.67%	2.56%	(42.49)%	(20.69)%	(16.62)%
Net interest margin	4.53%	4.36%	4.40%	4.55%	4.19%	3.78%	3.38%	2.73%
Efficiency ratio (3)	93.35%	85.29%	88.77%	76.50%	84.66%	101.96%	92.46%	112.67%

Asset Quality Ratio
Net charge-offs to average loans	0.19%	0.39%	0.37%	—%	0.31%	4.77%	1.28%	0.65%
Allowance for loan losses to loans	0.49%	0.44%	0.52%	NA	0.29%	2.98%	2.67%	1.50%
Nonperforming loans to loans	1.14%	2.58%	2.44%	NA	5.09%	0.71%	8.46%	2.23%
Nonperforming assets to total assets	1.33%	2.41%	1.71%	NA	3.44%	1.65%	8.07%	3.13%

Capital Ratios
Tangible common equity to tangible assets	7.83%	11.21%	11.42%	NA	10.99%	10.55%	6.61%	7.99%
Total risk-based capital (Bank) (4)	11.11%	12.49%	14.96%	NA	11.85%	14.65%	9.18%	10.48%
Tier 1 risk-based capital (Bank) (4)	10.22%	12.02%	13.66%	NA	10.59%	13.38%	7.91%	9.23%
Tier 1 leverage (Bank) (4)	8.26%	9.41%	11.45%	NA	8.49%	10.47%	6.29%	7.31%

(1)	Investment securities include available-for-sale and held-to-maturity securities.
(2)	Loans include loans held for sale.
(3)	Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Regulatory capital ratios reflect the Bank’s capital ratios. Predecessor periods reflect regulatory capital ratios of Legacy VantageSouth only, which was the predecessor company due to the change in reporting entity.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated. The ratio of earnings to combined fixed charges and preferred stock dividends is calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges and preferred stock dividends. For purposes of calculating the ratios of earnings to combined fixed charges and preferred stock dividends, earnings consists of income before income taxes plus fixed charges. Fixed charges excluding interest on deposits consist of interest on short-term and long-term debt, interest related to capitalized leases and capitalized interest and one-third of rent expense, which approximates the interest component of that expense. Fixed charges including interest on deposits consist of the foregoing items plus interest on deposits. The preferred stock dividends amount consists solely of the amounts due on our TARP Preferred Stock, and is on a gross basis to represent the pre-tax income equivalent assuming an estimated tax rate of 38.5%.

Historical Ratios:

	Successor Company			Predecessor Company
	For the six months ended June 30,	For the period from February 1 to June 30,	For the period from February 1 to December 31,	For the period from January 1 to January 31,	For the year ended December 31,
	2013	2012	2012	2012	2011	2010	2009	2008
Excluding interest on deposits	(a)	(a)	(a)	2.65	1.76	(a)	(a)	(a)
Including interest on deposits	(a)	(a)	(a)	1.67	1.27	(a)	(a)	(a)

(a)	Ratio is less than one, therefore, earnings are inadequate to cover fixed charges. The dollar amount of the deficiency for the affected periods is presented below. The amount is the same whether including or excluding interest on deposits.

	Successor Company			Predecessor Company
	For the six months ended June 30,	For the period from February 1 to June 30,	For the period from February 1 to December 31,	For the period from January 1 to January 31,	For the year ended December 31,
	2013	2012	2012	2012	2011	2010	2009	2008
Coverage deficiency	$(2,057)	$(854)	$(1,884)	$—	$—	$(4,811)	$(1,542)	$(1,380)

Pro Forma Ratios:

	Six months ended June 30,	Year ended December 31,

	2013	2012
Excluding interest on deposits	[—]	[—]
Including interest on deposits	[—]	[—]

RISK FACTORS

An investment in the Preferred Stock involves certain risks. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2012, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Preferred Stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business

Our financial information reflects the application of the acquisition method of accounting. Any change in the assumptions used in such methodology could have an adverse effect on our results of operations.

As a result of Piedmont’s and VSB’s bank and bank holding company acquisitions, our financial results are heavily influenced by the application of the acquisition method of accounting. The acquisition method of accounting requires management to make assumptions regarding the assets purchased and liabilities assumed to determine their fair value. In addition, the balances of nonperforming assets were significantly reduced by the adjustments to fair value recorded in conjunction with Piedmont’s and VSB’s acquisitions. If our fair value assumptions are incorrect or the regulatory agencies to whom we report require us to change or modify our assumptions, such change or modification could have a material adverse effect on our financial condition or results of operations or our previously reported results, as well as the value of, and our ability to declare and pay dividends on, the Preferred Stock.

We may experience increased delinquencies and credit losses, which could have a material adverse effect on our capital, financial condition, and results of operations.

Like other lenders, we face the risk that our customers will not repay their loans. A customer’s failure to repay us is usually preceded by missed monthly payments. In some instances, however, a customer may declare bankruptcy prior to missing payments, and, following a borrower filing bankruptcy, a lender’s recovery of the credit extended is often limited. Since many of our loans are secured by collateral, we may attempt to seize the collateral when and if customers default on their loans. However, the value of the collateral may not equal the amount of the unpaid loan, and we may be unsuccessful in recovering the remaining balance from our customers. The resolution of non-performing assets, including the initiation of foreclosure proceedings, requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities, and will expose us to additional legal costs and potential delays. Elevated levels of loan delinquencies and bankruptcies in our market area generally and among our customers specifically can be precursors of future charge-offs and may require us to increase our allowance for loan and lease losses (“ALLL”). Higher charge-off rates, delays in the foreclosure process or in obtaining judgments against defaulting borrowers and an increase in our ALLL may hurt our overall financial performance if we are unable to increase revenue to compensate for these losses and may also increase our cost of funds, and could materially adversely affect the value of, and our ability to declare and pay dividends on, the Preferred Stock.

The effects of the economic downturn on the performance of financial institutions in our geographic area, actions taken by our competitors to address the continuing economic downturn, and the public perception of and confidence in the economy generally, and the banking industry specifically, could negatively impact our performance and operations.

All financial institutions are subject to similar risks resulting from a weakened economy, such as increased charge-offs and levels of past due loans and nonperforming assets. As troubled institutions in our market area continue to recognize and dispose of problem assets, the already substantial inventory of residential homes and lots will increase and may negatively affect home values and increase the time it takes us or our borrowers to sell existing inventory. The perception that troubled banking institutions (and smaller banking institutions that are not “in trouble”) are risky institutions for purposes of regulatory compliance or safeguarding deposits may cause depositors nonetheless to move their funds to larger institutions. If our depositors should move their funds based on events at other financial institutions, our operating results would suffer.

Our loan portfolio mix, which has loans secured by real estate, could result in increased credit risk in a challenging economy.

Our loan portfolio is concentrated in commercial real estate and commercial business loans. These types of loans generally are viewed as having more risk of default than residential real estate loans or certain other types of loans or investments. In fact, the FDIC has issued pronouncements alerting banks of its concern about heavy loan concentrations in certain types of commercial real estate loans, including acquisition, construction and development loans, and also by geographic segment. Because our loan portfolio contains commercial real estate and commercial business loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in our non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses, or an increase in loan charge-offs, any of which could have a material adverse impact on our results of operations and financial condition.

The current economic environment and any deterioration or downturn in the economies or real estate values in the markets we serve could have a material adverse effect on both borrowers’ ability to repay their loans and the value of the real property securing such loans. Our ability to recover on defaulted loans would then be diminished, and we would be more likely to suffer losses on defaulted loans. Any of these developments could materially adversely affect our business, financial condition, results of operations and prospects, as well as the value of, and our ability to declare and pay dividends on, the Preferred Stock.

The fair value of our investment securities can fluctuate due to factors outside of our control.

As of June 30, 2013, the fair value of our investment securities portfolio was approximately $377 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, monetary tapering actions by the Federal Reserve, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the value of, and our ability to declare and pay dividends on, the Preferred Stock. The process for determining whether impairment of a security is other-than-temporary usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

Our success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that we will experience credit losses. The risk of loss will vary with, among other things, general economic conditions, including the current economic environment and real estate market, the type of loan, the creditworthiness of the borrower over the term of the loan, and, in the case of a collateralized loan, the quality of the collateral for the loan.

Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. As a result, we may experience significant loan losses, which could have a material adverse effect on our operating results. Our management makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions, and other pertinent information.

If our assumptions are wrong, our current allowance may not be sufficient to cover future loan losses, and we may need to make adjustments to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income. We expect our allowance to continue to fluctuate; however, given current and future market conditions, we can make no assurance that our allowance will be adequate to cover future loan losses.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulators could have a negative effect on our operating results and could materially adversely affect the value of, and our ability to declare and pay dividends on, the Preferred Stock.

The amount of other real estate owned (“OREO”) may increase significantly, resulting in additional losses, and costs and expenses that will negatively affect our operations.

As the amount of OREO increases, our losses, and the costs and expenses to maintain the real estate, likewise increase. The amount of OREO we hold may increase due to various economic conditions or other factors. Any additional increase in losses and maintenance costs and expenses due to OREO may have material adverse effects on our business, financial condition, and results of operations. Such effects may be particularly pronounced in a market of reduced real estate values and excess inventory, which may make the disposition of OREO properties more difficult, increase maintenance costs and expenses, and may reduce our ultimate realization from any OREO sales. In addition, at acquisition of the OREO we are required to reflect the fair market value in our financial statements. If the OREO declines in value subsequent to its acquisition, we are required to recognize a loss. As a result, declines in the value of our OREO have a negative effect on our results of operations and financial condition, and could materially adversely affect the value of, and our ability to declare and pay dividends on, the Preferred Stock.

Our use of appraisals in deciding whether to make a loan on or secured by real property or how to value such loan in the future may not accurately describe the net value of the real property collateral that we can realize.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values in our market area have experienced changes in value in relatively short periods of time, especially given heightened economic uncertainty, this estimate might not accurately describe the net value of the real property collateral after the loan has been closed. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property. In addition, we rely on appraisals and other valuation techniques to establish the value of our OREO and to determine certain loan impairments. If these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of OREO, and our ALLL may not reflect accurate loan impairments. The valuation of the property may negatively impact the continuing value of such loan and could materially adversely affect our results of operations and financial condition, as well as the value of, and our ability to declare and pay dividends on, the Preferred Stock.

We may fail to realize all of the anticipated benefits, including estimated cost savings, of our recent merger with ECB or other potential future acquisitions.

The success of our recent merger with ECB will depend on, among other things, the ability successfully to combine the Company and ECB. If we are not able to achieve this objective, the anticipated benefits of the merger may not be realized fully or at all, or may take longer than expected to be realized. The companies may have challenges integrating different standards, procedures and policies. It is also possible that clients, customers, depositors and counterparties of ECB could choose to discontinue their relationships with the combined company, which could adversely affect our future anticipated performance. These transition matters could have an adverse effect on us for an undetermined time after the merger.

The success of the ECB merger will also depend, in part, on our ability to realize the estimated cost-savings from combining the businesses of the Company and ECB. If the cost savings estimates of the Company and ECB turn out to be incorrect or the Company and ECB are not able to successfully combine their two companies as planned, the anticipated cost-savings may not be realized fully or at all, or may take longer than expected to realize. It is possible that unexpected future operating expenses such as unanticipated costs to integrate the two businesses, increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on our results of operations and financial condition. In addition, if actual costs are materially different than expected costs, the merger could have a significant dilutive effect on our earnings per share or book value per share.

In the future, we also may encounter difficulties in obtaining required regulatory approvals and unexpected contingent liabilities can arise from the businesses we may acquire. Integration of an acquired business can be complex and costly, sometimes including combining relevant accounting and data processing systems and management controls, as well as managing relevant relationships with employees, clients, suppliers and other business partners. Integration efforts could divert management attention and resources, which could adversely affect our operations or results.

Given continued market volatility and uncertainty, we may experience increased credit costs or need to take additional markdowns and allowances for loan losses on the assets and loans acquired that could materially adversely affect our financial condition and results of operations, as well as the value of, and our ability to declare and pay dividends on, the Preferred Stock.

Changes in the interest rate environment could reduce our net interest income, which could reduce our profitability.

As a financial institution, our earnings significantly depend on our net interest income, which is the difference between the interest income that we earn on interest-earning assets, such as investment securities and loans, and the interest expense that we pay on interest-bearing liabilities, such as deposits and borrowings. Therefore, any change in general market interest rates, including changes in federal fiscal and monetary policies, affects us more than non-financial institutions and can have a significant effect on our net interest income and total income. Our assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of the assets and liabilities. As a result, an increase or decrease in market interest rates could have material adverse effects on our net interest margin and results of operations.

We face strong competition from larger, more established competitors.

The banking business is highly competitive, and we experience strong competition from many other financial institutions, including some of the largest commercial banks in the United States. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other financial institutions that operate in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans, primarily on the basis of the interest rates we pay and yield on these products. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, much larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our markets, we may face a competitive disadvantage as a result of our smaller size and lack of geographic diversification. Further, should we fail to maintain an adequate volume of loans and deposits in accordance with our business strategy, it could have an adverse effect on our profitability in the future.

SBA lending is an important part of our business. Our SBA lending program is dependent upon the federal government, and we have specific risks associated with originating SBA loans.

Our SBA lending program is dependent upon the federal government. As an SBA Preferred Lender, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender’s Preferred Lender status. If we lose our status as a Preferred Lender, we may lose our customers to lenders who are SBA Preferred Lenders, and as a result we would experience a material adverse effect to our financial results. Any changes to the SBA program, including changes to the level of guarantee provided by the federal government on SBA loans, may also have an adverse effect on our business.

We generally sell the guaranteed portion of our SBA 7(a) loans in the secondary market. These sales have resulted in our earning premium income and/or have created a stream of future servicing income. There can be no assurance that we will be able to continue originating these loans, that a secondary market will exist or that we will continue to realize premiums upon the sale of the guaranteed portion of these loans. When we sell the guaranteed portion of our SBA 7(a) loans, we incur credit risk on the non-guaranteed portion of the loans. We share pro-rata with the SBA in any recoveries. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us, which could materially adversely affect our results of operations as well as the value of, and our ability to declare and pay dividends on, the Preferred Stock.

Our loan portfolio has and will continue to be affected by the on-going correction in real estate markets, including reduced levels of home sales and declines in the performance of loans.

There continues to be a general real estate slowdown in some of our market areas, reflecting declining prices and excess inventories. As a result, home builders and commercial developers have shown signs of financial deterioration. A soft residential housing market, increased delinquency rates, and a weakened secondary credit market have affected the overall mortgage industry and could adversely affect our recently launched Builder Finance Division. In addition, many banking institutions, including our Bank, have experienced declines in the performance of other loans, including construction, land development and land loans and commercial loans. We make credit and reserve decisions based on the current conditions of borrowers or projects combined with our expectations for the future. If conditions are worse than forecast, we could experience higher charge-offs and delinquencies beyond that which is provided in the allowance for loan losses. As such, our earnings could be adversely affected through higher than anticipated provisions for loan losses.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which could have an adverse effect on our business or results of operations.

The economy of North Carolina’s coastal region is affected, from time to time, by adverse weather events, particularly hurricanes. Our market area includes the Outer Banks and other portions of coastal North Carolina. We cannot predict whether, or to what extent, damage caused by future hurricanes will affect our operations, our customers, or the economies in our banking markets. Weather events could cause a disruption in our day-to-day business activities in branches located in coastal communities, a decline in loan originations, destruction or decline in the value of properties securing our loans, or an increase in the risks of delinquencies, foreclosures, and loan losses. Even if a hurricane does not cause any physical damage in our market area, a turbulent hurricane season could significantly affect the market value of all coastal property.

We have limited experience with agricultural loans and the related issues.

As a result of our recent merger with ECB, we now have a significant agricultural lending business. Agricultural production loans formed a significant part of ECB’s commercial and industrial loans, and ECB developed substantial experience dealing with these loans and the related issues. Our relative inexperience with such loans and related issues before and after the merger could have a material adverse effect on our financial condition, results of operations, and prospects, as well as the value of, and our ability to declare and pay dividends on, the Preferred Stock.

As a community bank, we have different lending risks than larger banks.

Our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to individuals and to small- to medium-sized businesses, which may expose us to greater lending risks than those of banks lending to larger, better-capitalized businesses with longer operating histories. Small- and medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact this economic sector in the markets in which we operate, our results of operations and financial condition may be adversely affected.

We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based on experience, judgment and expectations regarding our borrowers, and the economies in which we and our borrowers operate, as well as the judgment of our regulators. We cannot assure you that our loan loss reserves will be sufficient to absorb future loan losses or prevent a material adverse effect on our business, profitability or financial condition.

We are subject to liquidity risk in our operations.

Liquidity risk is the possibility of being unable, at a reasonable cost and within acceptable risk tolerances, to pay obligations as they come due, to capitalize on growth opportunities as they arise, or to pay regular dividends because of an inability to liquidate assets or obtain adequate funding on a timely basis. Liquidity is required to fund various obligations, including credit obligations to borrowers, mortgage originations, withdrawals by depositors, repayment of debt, dividends to stockholders, operating expenses, and capital expenditures. Liquidity is derived primarily from retail deposit growth and retention, principal and interest payments on loans and investment securities, net cash provided from operations, and access to other funding sources. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally affect our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a severe disruption in the financial markets or negative views and expectations about the prospects for the financial services industry as a whole, given the recent turmoil faced by banking organizations in the domestic and worldwide credit markets. Our access to borrowed funds could become limited in the future, and we may be required to pay above market rates for additional borrowed funds, if we are able to obtain them at all, which may adversely affect our results of operations.

A failure in or breach of our operational or security systems, or those of our third party service providers, including as a result of cyber attacks, could disrupt our business, result in unintentional disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

As a financial institution, our operations rely heavily on the secure data processing, storage and transmission of confidential and other information on our computer systems and networks. Any failure, interruption or breach in security or operational integrity of these systems could result in failures or disruptions in our online banking system, customer relationship management, general ledger, deposit and loan servicing and other systems. The security and integrity of our systems could be threatened by a variety of interruptions or information security breaches, including those caused by computer hacking, cyber attacks, electronic fraudulent activity or attempted theft of financial assets. We cannot assure you that any such failures, interruptions or security breaches will not occur, or if they do occur, that they will be adequately addressed. While we have certain protective policies and procedures in place, the nature and sophistication of the threats continue to evolve. We may be required to expend significant additional resources in the future to modify and enhance our protective measures.

Additionally, we face the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate our business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, our operational systems. Any failures, interruptions or security breaches in our information systems could damage our reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose us to civil litigation, regulatory fines or losses not covered by insurance.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party providers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could materially adversely affect our business, financial condition, results of operations and prospects, as well as the value of, and our ability to declare and pay dividends on, the Preferred Stock.

Deterioration in the soundness of our counterparties could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could create another market-wide liquidity crisis similar to that experienced in late 2008 and early 2009 and could lead to losses or defaults by us or by other institutions. There is no assurance that the failure of our counterparties would not materially adversely affect our results of operations.

We rely heavily on our management team and the unexpected loss of any of those personnel could adversely affect our operations; we depend on our ability to attract and retain key personnel.

We are a customer-focused and relationship-driven organization. We expect our future growth to be driven in a large part by the relationships maintained with our customers by our chief executive officer, president, and other senior officers. The unexpected loss of any of our key employees could have an adverse effect on our business and possibly result in reduced revenues and earnings. The implementation of our business strategy will also require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for these people is competitive, and we cannot assure you that we will be successful in attracting, hiring, motivating or retaining them.

Our disclosure controls and procedures and internal controls may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or omission. Additionally, controls can be circumvented by individual acts, by collusion by two or more people and/or by override of the established controls. Accordingly, because of the inherent limitations in our control systems and in human nature, misstatements due to error or fraud may occur and not be detected.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations and could materially adversely affect the value of, and our ability to declare and pay dividends on, the Preferred Stock.

Changes in accounting standards and management’s selection of accounting methods, including assumptions and estimates, could materially impact our financial statements.

From time to time the SEC and the Financial Accounting Standards Board change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in changes to previously reported financial results, or a cumulative charge to retained earnings. In addition, management is required to use certain assumptions and estimates in preparing our financial statements, including determining the fair value of certain assets and liabilities, among other items. If the assumptions or estimates are incorrect, we may experience unexpected material consequences.

We may be required to repurchase mortgage loans sold into the secondary market.

We have entered into agreements to sell mortgage loans into the secondary market. These agreements typically require that we repurchase the loan in the event of a default. If we are required to repurchase a large number of mortgage loans from secondary market investors, our financial condition and results of operations could be adversely affected.

Deterioration in the fiscal position of the U.S. federal government and downgrades in U.S. Treasury and federal agency securities could adversely affect us and our subsidiary’s banking operations.

The long-term outlook for the fiscal position of the U.S. federal government is uncertain, as illustrated by the 2011 downgrade by certain rating agencies of the credit rating of the U.S. government and federal agencies. In addition to causing economic and financial market disruptions, any future downgrade, failure to raise the U.S. statutory debt limit, or deterioration in the fiscal outlook of the U.S. federal government, could, among other things, materially adversely affect the market value of the U.S. and other government and governmental agency securities that we hold, the availability of those securities as collateral for borrowing, and our ability to access capital markets on favorable terms. In particular, it could increase interest rates and disrupt payment systems, money markets, and long-term or short-term fixed income markets, adversely affecting the cost and availability of funding, which could negatively affect our profitability. Also, the adverse consequences could extend to those to whom we extend credit and could adversely affect their ability to repay their loans. Any of these developments could materially adversely affect our business, financial condition, results of operations and prospects, as well as the value of, and our ability to declare and pay dividends on, the Preferred Stock.

Risks Related to Our Regulatory Environment

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including the declaration and payment of cash dividends to stockholders, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth and operations. Should we fail to comply with these regulatory requirements, federal and state regulators could impose additional restrictions on the activities of the Company and the Bank, which could materially affect our growth strategy and operating results in the future.

The laws and regulations applicable to the banking industry have recently changed and may continue to change, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted on July 21, 2010. The implications of the Dodd-Frank Act, or its implementing regulations, on our business remain somewhat uncertain at this time, but it may adversely affect our business, results of operations, and the underlying value of our securities, including the Preferred Stock. The full effect of this legislation will not be reasonably certain until implementing regulations are promulgated, which could take several years in some cases.

Some or all of the changes, including the new rulemaking authority granted to the CFPB, may result in greater reporting requirements, assessment fees, operational restrictions, capital requirements, and other regulatory burdens for either, or both, the Bank and the Company, and many of our non-bank competitors may remain free from such limitations. This could adversely affect our ability to attract and maintain depositors, to offer competitive products and services, and to expand our business.

Congress may consider additional proposals to change substantially the financial institution regulatory system and to expand or contract the powers of banking institutions and bank holding companies. Such legislation may change existing banking statutes and regulations, as well as our current operating environment significantly. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand our permissible activities, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether new legislation will be enacted and, if enacted, the effect that it, or any regulations, would have on our business, financial condition, or results of operations.

Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. Actions by monetary and fiscal authorities, including the Federal Reserve, could have an adverse effect on our deposit levels, loan demand, or business and earnings, as well as the value of, and our ability to declare and pay dividends on, the Preferred Stock.

Rulemaking changes implemented by the CFPB will result in higher regulatory and compliance costs related to originating and servicing mortgages and may adversely affect our results of operations.

The CFPB recently has finalized a number of significant rules which will impact nearly every aspect of the residential mortgage business. These rules implement the Dodd-Frank Act amendments to the Equal Credit Opportunity Act, the Truth in Lending Act and the Real Estate Settlement Procedures Act. The final rules require banks to, among other things: (i) develop and implement procedures to ensure compliance with a new “reasonable ability to repay” test and identify whether a loan meets a new definition for a “qualified mortgage;” (ii) implement new or revised disclosures, policies and procedures for servicing mortgages including, but not limited to, early intervention with delinquent borrowers and specific loss mitigation procedures for loans secured by a borrower’s principal residence; (iii) comply with additional restrictions on mortgage loan originator compensation; and (iv) comply with new disclosure requirements and standards for appraisals and escrow accounts maintained for “higher priced mortgage loans.”

Our compliance with the new rule, and its accompanying enforcement by our federal and state regulators, will create operational and strategic challenges for us, as we originate a significant volume of mortgages. For example, business models for cost, pricing, delivery, compensation, and risk management will need to be reevaluated and potentially revised, perhaps substantially. Additionally, programming changes and enhancements to systems will be necessary to comply with the new rules. Some of these new rules became effective in June 2013, while most are currently scheduled to become effective in January 2014. Forthcoming additional rulemaking affecting the residential mortgage business is also expected. Achieving full compliance in the relatively short timeframe provided for certain of the new rules will result in increased regulatory and compliance costs.

We may be required to raise additional capital in the future, including through new increased minimum capital thresholds established by our regulators as part of their implementation of Basel III, but that capital may not be available when it is needed and could be dilutive to our existing stockholders, which could adversely affect our financial condition and results of operations.

On July 2, 2013, the Federal Reserve approved a final rule that establishes an integrated regulatory capital framework that addresses shortcomings in certain capital requirements. The rule implements in the United States the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain changes required by the Dodd-Frank Act.

The major provisions of the new rule applicable to us are:

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The new rule implements higher minimum capital requirements, includes a new common equity tier 1 capital requirement, and establishes criteria that instruments must meet in order to be considered common equity tier 1 capital, additional tier 1 capital, or tier 2 capital. These enhancements will both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to deal with adverse economic conditions. The new minimum capital to risk-weighted assets (“RWA”) requirements are a common equity tier 1 capital ratio of 4.5 percent and a tier 1 capital ratio of 6.0 percent, which is an increase from 4.0 percent, and a total capital ratio that remains at 8.0 percent. The minimum leverage ratio (tier 1 capital to total assets) is 4.0 percent. The new rule maintains the general structure of the current prompt corrective action (“PCA”) framework while incorporating these increased minimum requirements.

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The new rule improves the quality of capital by implementing changes to the definition of capital. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of instruments such as trust preferred securities in tier 1 capital going forward, and new constraints on the inclusion of minority interests, mortgage-servicing assets (“MSAs”), deferred tax assets (“DTAs”), and certain investments in the capital of unconsolidated financial institutions. In addition, the new rule requires that most regulatory capital deductions be made from common equity tier 1 capital.

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Under the new rule, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, a banking organization must hold a capital conservation buffer composed of common equity tier 1 capital above its minimum risk-based capital requirements. This buffer will help to ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. The buffer is measured relative to RWA. Phase-in of the capital conservation buffer requirements will begin on January 1, 2016. A banking organization with a buffer greater than 2.5 percent would not be subject to limits on capital distributions or discretionary bonus payments; however, a banking organization with a buffer of less than 2.5 percent would be subject to increasingly stringent limitations as the buffer approaches zero. The new rule also prohibits a banking organization from making distributions or discretionary bonus payments during any quarter if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5 percent at the beginning of the quarter. When the new rule is fully phased in, the minimum capital requirements plus the capital conservation buffer will exceed the PCA well-capitalized thresholds.

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The new rule also increases the risk weights for past-due loans, certain commercial real estate loans, and some equity exposures, and makes selected other changes in risk weights and credit conversion factors.

On July 9, 2013, the FDIC issued an “interim final rule” applicable to the Bank that is identical in substance to the final rules issued by the Federal Reserve described above. The Bank is required to comply with the interim final rule on January 1, 2015.

In order to support the operations at the Bank, we may need to raise capital in the future. Our ability to raise capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control. Accordingly, we cannot assure you of our ability to raise capital, if needed, on terms acceptable to us. If we cannot raise capital when needed, our ability to operate or further expand our operations could be materially impaired. In addition, if we decide to raise equity capital under such conditions, the interests of our stockholders could be diluted.

The FDIC Deposit Insurance assessments that we are required to pay may continue to materially increase in the future, which would have an adverse effect on our earnings.

As a member institution of the FDIC, we are assessed a quarterly deposit insurance premium. Failed banks nationwide have significantly depleted the insurance fund and reduced the ratio of reserves to insured deposits. As a result, we may be required to pay significantly higher premiums or additional special assessments that could adversely affect our earnings.

On October 19, 2010, the FDIC adopted a Deposit Insurance Fund (“DIF”) Restoration Plan, which requires the DIF to attain a 1.35 percent reserve ratio by September 30, 2020. In addition, the FDIC modified the method by which assessments are determined and, effective April 1, 2011, adjusted assessment rates, which will range from 2.5 to 45 basis points (annualized), subject to adjustments for unsecured debt and, in the case of small institutions outside the lowest risk category and certain large and highly complex institutions, brokered deposits. Further increased FDIC assessment premiums, due to our risk classification, emergency assessments, or implementation of the modified DIF reserve ratio, could adversely impact our earnings.

Our agreement with the Treasury under the TARP CPP is subject to unilateral change by the Treasury, which could adversely affect our business, financial condition, and results of operations.

Under the capital TARP CPP, the Treasury may unilaterally amend the terms of its agreement with us in order to comply with any changes in federal law. We cannot predict the effects of any of these changes and of the associated amendments. As described under “Use of Proceeds” on page [—], we intend to use the net proceeds of this offering to redeem the outstanding shares of our TARP Preferred Stock, to repurchase the Treasury Warrants from the Treasury, and to use any remainder for general corporate purposes.

Risks Related to this Offering and the Preferred Stock

There can be no assurance as to whether and when the TARP Preferred Stock can be redeemed and the Treasury Warrants can be repurchased.

While we intend to use the net proceeds from this offering largely to redeem the TARP Preferred Stock and repurchase the Treasury Warrants from the Treasury, as described in “Use of Proceeds,” there can be no assurance as to when the TARP Preferred Stock can be redeemed and the Treasury Warrants can be repurchased because regulatory approval is required. Until the TARP Preferred Stock is redeemed and the Treasury Warrants are repurchased, we will remain subject to the terms and conditions of our agreements with the Treasury and the documents governing the TARP Preferred Stock and the Treasury Warrants. Moreover, the proceeds from this offering may not be sufficient to enable us to fully redeem the TARP Preferred Stock and repurchase the Treasury Warrants from the Treasury.

If we are unable to redeem the TARP Preferred Stock and repurchase the Treasury Warrants, we will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.

If we are unable to redeem the TARP Preferred Stock and repurchase the Treasury Warrants from the Treasury, we will use the net proceeds of this offering for general corporate purposes, which may include, without limitation, investments at the holding company level, providing capital to support our growth, acquisitions or other business combinations and reducing or refinancing existing debt. We have not designated the amount of net proceeds we will use for any of these particular purposes. Accordingly, we will retain broad discretion to allocate the net proceeds of this offering. Moreover, we may use the proceeds for corporate purposes that may not increase our market value or make us more profitable. In addition, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to use the net proceeds of this offering effectively could have a negative effect on our business, financial condition and results of operations.

Our ability to pay cash dividends on our securities is limited and we may be unable to pay future dividends.

We make no assurances that we will pay any dividends on our securities in the future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions, and other factors that our board of directors may deem relevant. The holders of our capital stock are entitled to receive dividends when, and if, declared by our board of directors out of funds legally available for that purpose. As part of our consideration to pay cash dividends, we intend to retain adequate funds from future earnings to support the development and growth of our business. In addition, our ability to pay dividends is restricted by federal policies and regulations. It is the current policy of the Federal Reserve that bank holding companies should pay cash dividends on capital stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. Further, our principal source of funds to pay dividends is cash dividends that we receive from the Bank, which, in turn, will be highly dependent upon the Bank’s historical and projected results of operations, liquidity, cash flows and financial condition, as well as various legal and regulatory prohibitions and other restrictions on the ability of the Bank to pay dividends, extend credit or otherwise transfer funds to the Company.

Because we have participated in the TARP Capital Purchase Program (“CPP”), our ability to pay cash dividends on common stock is further limited. Specifically, we may not pay cash dividends on common stock unless all dividends have been paid on the securities issued to the Treasury under the TARP CPP. The TARP CPP also restricts our ability to increase the amount of cash dividends on common stock. Should we defer payment of these dividends for six quarters, the holders of our TARP Preferred Stock will have the right to appoint directors to serve on our board of directors. As described under “Use of Proceeds” on page [—], we intend to use the net proceeds of this offering to redeem the outstanding shares of our TARP Preferred Stock, to repurchase the Treasury Warrants from the Treasury, and to use any remainder for general corporate purposes.

Dividends on the Preferred Stock will be discretionary and non-cumulative.

Dividends on the Preferred Stock will be discretionary and non-cumulative. Consequently, if our board of directors does not authorize and declare a dividend for any dividend period prior to the related dividend payment date, holders of the Preferred Stock will not be entitled to receive a dividend for that dividend period, and the unpaid dividend will cease to accrue and be payable. We will have no obligation to pay dividends for a dividend period after the dividend payment date for that period if our board of directors has not declared a dividend before the related dividend payment date, whether or not dividends on the Preferred Stock or any other series of our preferred stock or our common stock are declared for any future dividend period.

The Preferred Stock will be equity and will be subordinated to all of our existing and future indebtedness, and the Preferred Stock will place no limitations on the amount of indebtedness we and our subsidiaries may incur in the future.

The Preferred Stock will be equity interests in us and will not constitute indebtedness. As such, the Preferred Stock, like our common stock, will rank junior to all existing and future indebtedness (including the $38.05 million aggregate principal amount of Notes we issued and sold to certain accredited investors on August 12, 2013 and August 14, 2013) and other non-equity claims on us with respect to assets available to satisfy claims on us, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, in the case of perpetual preferred stock like the Preferred Stock, there will be no stated maturity date (although the Preferred Stock will be subject to redemption at our option in whole or in part, from time to time, on any dividend payment date on or after [—], or prior to [—], in whole but not in part, upon the occurrence of a “regulatory capital treatment event”) and dividends are payable only if, when and as authorized and declared by our board of directors and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time.

In addition, the terms of the Preferred Stock will not limit the amount of debt or other obligations we or our subsidiaries may incur in the future. Accordingly, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Preferred Stock or to which the Preferred Stock will be structurally subordinated.

The Preferred Stock will not be rated.

We do not intend to have the Preferred Stock rated by any rating agency. Unrated securities usually trade at a discount to similar, rated securities. As a result, there is a risk that the Preferred Stock may trade at a price that is lower than the price at which it might otherwise trade if rated by a rating agency. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Preferred Stock in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Preferred Stock.

We are highly dependent on dividends and other amounts from our subsidiaries in order to pay dividends on, and redeem at our option, the Preferred Stock, which will be subject to various prohibitions and other restrictions.

We are a legal entity that is separate and distinct from our subsidiaries, and our subsidiaries have no obligation, contingent or otherwise, to make any payments in respect of the Preferred Stock or to make funds available therefor. Because we are a holding company that maintains only limited cash at that level, our ability to pay dividends on, and redeem at our option, the Preferred Stock will be highly dependent upon the receipt of dividends, fees and other amounts from our subsidiaries, which, in turn, will be highly dependent upon the historical and projected results of operations, liquidity, cash flows and financial condition of those subsidiaries. In addition, our right to participate in any distribution of assets of any of our subsidiaries upon their respective liquidation or reorganization will be subject to the prior claims of the creditors (including any depositors) and preferred equity holders of the applicable subsidiary, except to the extent that we are a creditor, and are recognized as a creditor, of such subsidiary. Accordingly, the holders of the Preferred Stock will be structurally subordinated to all existing and future obligations and preferred equity of our subsidiaries.

There are also various legal and regulatory prohibitions and other restrictions on the ability of the Bank to pay dividends, extend credit or otherwise transfer funds to us or affiliates. Such dividend payments are subject to regulatory tests and other factors. Regulatory rules limit the aggregate amount of a depository institution’s loans to, and investments in, any single affiliate in varying thresholds and may prevent us from borrowing from the Bank and require any permitted borrowings to be collateralized.

We also are subject to various legal and regulatory policies and capital adequacy requirements impacting our ability to pay dividends on, or redeem, the Preferred Stock. Under the Federal Reserve Board’s capital regulations, in order to ensure tier 1 capital treatment for the Preferred Stock, our redemption of any of the Preferred Stock must be subject to prior regulatory “non-objection”. The Federal Reserve Board also may require us to consult with it prior to increasing dividends. In addition, as a matter of policy, the Federal Reserve Board may restrict or prohibit the payment of dividends if (i) our net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) our prospective rate of earnings retention is not consistent with our capital needs and overall current and prospective financial condition; (iii) we will not meet, or are in danger of not meeting, our minimum regulatory capital ratios; or (iv) the Federal Reserve Board otherwise determines that the payment of dividends would constitute an unsafe or unsound practice. In addition, recent and future regulatory developments may result in additional restrictions on our ability to pay dividends. For example and as described above, on July 2, 2013, the Federal Reserve promulgated a final rule, effective January 1, 2016. Under the new rule, in order to avoid limitations on capital distributions, including dividend payments, a banking organization must hold a capital conservation buffer composed of common equity tier 1 capital above its minimum risk-based capital requirements. This buffer will help to ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. A banking organization with a buffer of less than 2.5 percent would be subject to increasingly stringent limitations as the buffer approaches zero. The new rule also prohibits a banking organization from making distributions during any quarter if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5 percent at the beginning of the quarter.

If we are not paying full dividends on any outstanding dividend parity stock, we will not be able to pay full dividends on the Preferred Stock.

When dividends are not paid in full upon the shares of the Preferred Stock and other dividend parity stock, all dividends paid or declared for payment on that dividend payment date with respect to the Preferred Stock and the dividend parity stock will be shared first ratably by the holders of any dividend parity stock who have the right to receive dividends with respect to past dividend periods for which such dividends were not declared and paid, in proportion to the respective amounts of the undeclared and unpaid dividends relating to past dividend periods, and thereafter ratably by the holders of the Preferred Stock and any dividend parity stock, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the current dividend period. Therefore, if we are not paying full dividends on any outstanding dividend parity stock, we will not be able to pay full dividends on the Preferred Stock.

The Preferred Stock may be junior in rights and preferences to our future preferred stock.

Subject to approval by the holders of at least 66 2/3% of the Preferred Stock then outstanding, voting as a separate class, we may issue preferred stock in the future the terms of which are expressly senior to the Preferred Stock. The terms of any such future preferred stock expressly senior to the Preferred Stock may prohibit or otherwise restrict dividend payments on the Preferred Stock. For example, the terms of any such senior preferred stock may provide that, unless full dividends for all of our outstanding preferred stock senior to the Preferred Stock have been paid for the relevant periods, no dividends will be paid on the Preferred Stock, and no Preferred Stock may be repurchased, redeemed, or otherwise acquired by us. In addition, in the event of our liquidation, dissolution or winding-up, the terms of any such senior preferred stock would likely prohibit us from making any payments on the Preferred Stock until all amounts due to holders of such senior preferred stock are paid in full.

Additional issuances of preferred stock or securities convertible into preferred stock may dilute holders of the Preferred Stock.

We may, in the future, determine that it is advisable, or we may encounter circumstances where we determine it is necessary, to issue additional shares of any preferred stock, securities convertible into, exchangeable for or that represent an interest in preferred stock, or preferred stock-equivalent securities to fund strategic initiatives or other business needs or to build additional capital. Our board of directors is authorized to cause us to issue one or more classes or series of preferred stock from time to time without any additional action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of additional preferred stock that may be issued, including voting rights and rights and preferences of preferred stock with respect to payment of dividends and distribution of assets upon our liquidation, dissolution or winding up, and other terms. Though the approval of holders of the Preferred Stock will be needed to issue any equity security ranking senior to the Preferred Stock, if we issue any additional preferred stock in the future that has preference over the Preferred Stock with respect to the payment of dividends or upon liquidation, the rights of holders of the Preferred Stock or the market price of our Preferred Stock could be adversely affected. The market price of the Preferred Stock could decline as a result of other offerings, as well as other sales of a large block of Preferred Stock or similar securities in the market thereafter, or the perception that such sales could occur.

We are subject to extensive regulation, and ownership of the Preferred Stock may have regulatory implications for holders thereof.

We are subject to extensive federal and state banking laws, including the Bank Holding Company Act of 1956, as amended (“BHCA”), and federal and state banking regulations, that will impact the rights and obligations of owners of the Preferred Stock, including, for example, our ability to declare and pay dividends on, and to redeem, the Preferred Stock. Although we do not believe the shares of Preferred Stock will be considered “voting securities”, if they were to become voting securities for the purposes of the BHCA, a holder of 25% or more of the Preferred Stock, or a holder or group of holders acting in concert of a lesser percentage of our Preferred Stock that is deemed to exercise a “controlling influence” over us, may become subject to regulation under the BHCA. In addition, if the shares of Preferred Stock become “voting securities”, then (a) any bank holding company or foreign bank that is subject to the BHCA may need approval to acquire or retain more than 5% of the then outstanding Preferred Stock, and (b) any holder (or group of holders deemed to be acting in concert) may need regulatory approval to acquire or retain 10% or more of the Preferred Stock. A holder or group of holders may also be deemed to control us if they own 25% or more of our total equity. Under certain limited circumstances, a holder or group of holders acting in concert may exceed the 25% percent threshold and not be deemed to control us until they own 33% percent or more of our total equity. The amount of total equity owned by a holder or group of holders acting in concert is calculated by aggregating all shares held by the holder or group, whether as a combination of voting or non-voting shares or through other positions treated as equity for regulatory or accounting purposes and meeting certain other conditions. Holders of the Preferred Stock should consult their own counsel with regard to regulatory implications.

Holders should not expect us to redeem the Preferred Stock on the date it becomes redeemable or on any particular date after it becomes redeemable.

The Preferred Stock will be a perpetual equity security. This means that it will have no maturity or mandatory redemption date and will not be redeemable at the option of the holders. The Preferred Stock may be redeemed by us at our option, either in whole or in part, on any dividend payment date on or after [—], or in whole upon the occurrence of certain changes related to the regulatory capital treatment of the Preferred Stock, as described below under “Description of the Preferred Stock—Redemption—Optional Redemption.” Any decision we may make at any time to propose a redemption of the Preferred Stock will depend upon, among other things, our evaluation of our capital position, the composition of our stockholders’ equity and general market conditions at that time.

Our right to redeem the Preferred Stock will also be subject to limitations. Under the Federal Reserve Board’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Preferred Stock will be subject to prior approval by the Federal Reserve Board. We cannot assure you that the Federal Reserve Board will approve any redemption of the Preferred Stock that we may propose.

We may be able to redeem the Preferred Stock prior to [—].

By its terms, the Preferred Stock may be redeemed by us prior to [—] upon the occurrence of certain events involving the capital treatment of the Preferred Stock. In particular, upon our determination in good faith that an event has occurred that would constitute a “regulatory capital treatment event,” we may, at our option, redeem in whole, but not in part, the shares of the Preferred Stock, subject to the approval of the Federal Reserve Board. See “Description of the Preferred Stock—Redemption”.

We describe our redemption right below under “Description of the Preferred Stock—Redemption.”

Offerings of debt, which would be senior to the Preferred Stock upon liquidation, may adversely affect the market price of the Preferred Stock.

We may attempt to increase our capital resources or, if our or the Bank’s regulatory capital ratios fall below the required minimums, we or the Bank could be forced to raise additional capital by making additional offerings of debt or equity securities, senior or subordinated notes, preferred stock and common stock. Upon liquidation, holders of our debt securities and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our Preferred Stock.

Holders of the Preferred Stock will have limited voting rights.

Holders of the Preferred Stock will have no voting rights with respect to matters that generally require the approval of voting stockholders. Holders of the Preferred Stock will have voting rights only with respect to authorizing or increasing senior stock, certain changes in terms of the Preferred Stock and as otherwise required by applicable law. See “Description of the Preferred Stock—Voting Rights.”

In addition, if dividends on any shares of the Preferred Stock or any other class or series of preferred stock that ranks on parity with the Preferred Stock as to payment of dividends with similar voting rights have not been declared or paid for the equivalent of six or more dividend payments, whether or not for consecutive dividend periods, holders of the outstanding shares of Preferred Stock, together with holders of any other series of our preferred stock ranking equal with the Preferred Stock with similar voting rights, will be entitled to vote for the election of two additional directors to our board of directors. See “Description of the Preferred Stock—Voting Rights.”

This offering of Preferred Stock will not provide material additional capital to the Bank.

Substantially all of the net proceeds from this offering will be used to redeem the outstanding shares of our TARP Preferred Stock and to repurchase the Treasury Warrants from the Treasury. Accordingly, this offering will not provide material additional capital to the Bank.

You may find it difficult to sell your Preferred Stock.

The Preferred Stock will have no established trading market. Application has been made to list the Preferred Stock on NYSE MKT under the symbol “[—].” However, there is no guarantee that we will be able to list the Preferred Stock. If approved, we expect trading of the Preferred Stock on NYSE MKT to begin within the 30-day period after the original issuance date. Even if the Preferred Stock is listed, there may be little or no secondary market for the Preferred Stock. Even if a secondary market for the Preferred Stock develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and ask prices in any secondary market could be substantial.

Anti-takeover provisions could adversely affect our stockholders.

Provisions of Delaware law, our Amended and Restated Certificate of Incorporation, as amended (our “Certificate of Incorporation”) and our Amended and Restated Bylaws (our “Bylaws”) could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. For example, our Certificate of Incorporation authorizes our board of directors to issue preferred stock in one or more series, which could be issued as a defensive measure in response to a takeover proposal. There are substantial regulatory limitations on changes of control of bank holding companies. With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our Company without prior notice or application to, and the approval of, the Federal Reserve Board. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders.

General market conditions and unpredictable factors could adversely affect market prices for the Preferred Stock.

Future trading prices of the Preferred Stock will depend on many factors, including:

•	whether we declare or fail to declare dividends on the Preferred Stock from time to time;

•	our operating performance, financial condition and prospects, or the operating performance, financial condition and prospects of our competitors;

•	our creditworthiness;

•	the ratings given to our securities by credit rating agencies, including any ratings given to the Preferred Stock;

•	prevailing interest rates;

•	economic, financial, geopolitical, regulatory or judicial events affecting us or the financial markets generally; and

•	the market for similar securities.

Accordingly, the Preferred Stock may trade at a discount to the price per share paid for such shares even if a secondary market for the Preferred Stock develops.

If we redeem the Preferred Stock, you may be unable to reinvest the redemption proceeds in a comparable investment at the same or greater rate of return.

We have the right to redeem the Preferred Stock in whole or in part, from time to time, on any dividend payment date on or after [—], or prior to [—], in whole but not in part, upon the occurrence of a “regulatory capital treatment event.” If prevailing interest rates are relatively low if or when we choose to redeem the Preferred Stock, you generally may not be able to reinvest the redemption proceeds in a comparable investment at the same or greater rate of return. Furthermore, if we redeem the Preferred Stock in part, the liquidity of the outstanding Preferred Stock may be limited.

Shares of the Preferred Stock are not insured deposits and may lose value.

The shares of Preferred Stock will not be savings accounts, deposits or other obligations of any depository institution and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality, any other deposit insurance fund or by any other public or private entity. An investment in the Preferred Stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus and the other information included or incorporated by reference in this prospectus. As a result, if you acquire the Preferred Stock, you may lose some or all of your investment.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $48.4 million after deduction of underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds of this offering to redeem the outstanding shares of our TARP Preferred Stock for an aggregate price of $42.8 million, to repurchase the Treasury Warrants, which currently have a book value of approximately $1.5 million, from the Treasury, and to use any remainder for general corporate purposes.

CAPITALIZATION

The following table sets forth:

•	our historical capitalization at June 30, 2013;

•

our pro forma capitalization at June 30, 2013, as adjusted to give effect to the sale of an aggregate of $38.05 million of the Notes and receipt of net proceeds of $37.4 million from such offering; and

•

our pro forma capitalization at June 30, 2013, as adjusted to give effect to: (i) the sale of an aggregate of $38.05 million of the Notes and receipt of net proceeds of $37.4 million from such offering; and (ii) the sale of $50 million of the Preferred Stock and receipt of net proceeds of $48.4 million from this offering, as used for the redemption of the TARP Preferred Stock and the repurchase of the Treasury Warrants from the Treasury.

The information presented in the table below should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference in this prospectus.

	At June 30, 2013 (Dollars in thousands, except per share data)
	Actual	As Adjusted for Offering of the Notes	As Adjusted for Offerings of the Notes and Preferred Stock
Cash and cash equivalents	$87,808	$125,200	$129,319

Long-term debt	$45,341	$83,391	$83,391
Stockholders’ equity:
Preferred stock, no par value, 5,000,000 shares authorized, [—] shares issued and outstanding, as adjusted for Preferred Stock offering, $[—] per share liquidation preference	—	—	48,425
Preferred stock—Series A, no par value, 24,900 shares issued and outstanding , $1,000 per share liquidation preference	24,744	24,744	—
Preferred stock—Series B, no par value, 17,949 shares issued and outstanding, $1,000 per share liquidation preference	17,663	17,663	—
Common stock, $0.001 par value, 75,000,000 shares authorized, 46,038,808 shares issued and outstanding	46	46	46
Common stock warrants	1,457	1,457	—
Additional paid-in capital	188,408	188,408	188,408
Retained earnings (accumulated deficit) (1)	416	416	(26)
Accumulated other comprehensive loss	(2,891)	(2,891)	(2,891)

Total stockholders’ equity	229,843	229,843	233,962

Total capitalization	$275,184	$313,234	$317,353

Capital ratios:
Tangible common equity to tangible assets	7.83%	7.69%	7.58%
VantageSouth Bancshares, Inc. regulatory capital ratios (2):
Total risk-based capital	11.15%	13.63%	13.90%
Tier 1 risk-based capital	10.26%	10.26%	10.53%
Tier 1 leverage	8.28%	8.12%	8.32%
VantageSouth Bank regulatory capital ratios (3):
Total risk-based capital	11.11%	13.20%	13.47%
Tier 1 risk-based capital	10.22%	12.31%	12.58%
Tier 1 leverage	8.26%	9.79%	9.98%

(1)	The decrease in retained earnings in the pro forma adjustments for the Preferred Stock offering relates to the remaining discount to liquidation value for the TARP Preferred Stock as of June 30, 2013.

(2)	VantageSouth Bancshares, Inc. is not required to report consolidated regulatory capital ratios since Piedmont is the top-tier holding company in the organization. These ratios represent the Company’s regulatory capital ratios as calculated consistent with federal regulations for bank holding companies.
(3)	The pro forma adjustments for the issuance of the Notes assume that $32.0 million of net cash proceeds from the offering are pushed down to the Bank as common equity.

DESCRIPTION OF OUR OUTSTANDING CAPITAL STOCK

This prospectus contains summary descriptions of our common stock and preferred stock. These summary descriptions do not purport to be complete descriptions of the terms and conditions of each security and are qualified in their entirety by reference to our Certificate of Incorporation, our Bylaws, the Delaware General Corporation Law (“DGCL”) and any other documents referenced in such summary descriptions and from which such summary descriptions are derived.

Common Stock

General

Our Certificate of Incorporation authorizes the issuance of 75,000,000 shares of common stock, par value $0.001 per share. As of August 7, 2013, there were 46,038,808 shares of common stock issued and outstanding, held of record by approximately 1,045 stockholders. In addition, as of August 7, 2013, 190,275 shares of our common stock were reserved for issuance upon exercise of outstanding stock options that were exercisable on that date (or within 60 days of that date) and an aggregate of 1,348,398.2 shares of our common stock are reserved for issuance upon exercise of warrants to purchase shares of common stock held by the Treasury.

Our common stock is listed and traded on the NYSE MKT under the symbol “VSB.” Outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Preemptive Rights; Terms of Conversion; Sinking Fund; and Redemption Provision

Our common stock does not have preemptive rights, conversion rights, sinking fund or redemption provisions.

Voting Rights. Each holder of common stock is entitled to cast one vote for each share of common stock held of record on all matters submitted to a vote of the stockholders, unless such matter relates solely to the terms of one or more classes of preferred stock, in which case holders of common stock may only vote as permitted by Delaware law. Stockholders are not entitled to cumulate their votes for the election of directors. Directors are elected by a plurality of the votes cast.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share equally on a per share basis in all of our assets remaining after payment of debts and the liquidation preference of any then outstanding preferred stock. Because VSB is a bank holding company, our rights and the rights of our creditors and stockholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of the subsidiary’s creditors, except to the extent that VSB may itself be a creditor with recognized claims against its subsidiary.

Dividend Rights. Holders of our common stock are entitled to receive equally, on a per share basis, such dividends and other distributions in cash, securities or other property of VSB as may be declared by our board of directors from time to time out of our assets or funds legally available for that purpose.

The ability of our board of directors to declare and pay dividends on our common stock is subject to the terms of applicable Delaware law, banking regulations and the terms of the TARP Preferred Stock, as described in our periodic reports filed with the SEC and incorporated by reference in this prospectus. Our principal source of income is cash dividends and management fees received from the Bank.

Therefore, our ability to pay dividends is dependent upon the receipt of dividends from the Bank. North Carolina commercial banks, such as the Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay under both North Carolina and federal banking laws. North Carolina commercial banks and insured depository institutions, such as the Bank, are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. Also, we may not pay dividends on our capital stock if we are in default or have elected to defer payments of interest under our junior subordinated debentures. The declaration and payment of future dividends to holders of our common stock will also depend upon our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors as our board of directors may deem relevant.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Restrictions on Ownership. The BHCA requires any “bank holding company,” as defined in the BHCA to obtain the approval of the Federal Reserve Board before acquiring 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve Board before acquiring 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our voting common stock, a holder of 33% or more of our total equity or a holder of 5% or more of our common stock if such holder otherwise exercises a “controlling influence” over VSB, is subject to regulation as a bank holding company under the BHCA.

Preferred Stock

General

Our Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, no par value per share, of which 24,900 shares have been designated as Series A Preferred Stock, 17,949 shares have been designated as Series B Preferred Stock, and [—] shares have been designated as the Preferred Stock offered hereby. The remaining shares of preferred stock remain undesignated. As of August 7, 2013, there were 24,900 shares of our Series A Preferred Stock issued and outstanding, 17,949 shares of our Series B Preferred Stock issued and outstanding and no shares of our Preferred Stock issued and outstanding. Neither the Series A Preferred Stock nor the Series B Preferred Stock is listed on any exchange. Outstanding shares of Series A Preferred Stock and Series B Preferred Stock are validly issued, fully paid and non-assessable.

Our Certificate of Incorporation, subject to certain limitations, authorizes our board of directors to provide by resolution, and without further stockholder action for the issuance of shares of preferred stock, in one or more classes or series, and to fix the voting powers, designations, powers, preferences and relative rights of the shares as well as any qualifications, limitations or restrictions.

TARP Preferred Stock

On January 9, 2009, pursuant to the Treasury’s CPP, we issued and sold 24,900 shares of Series A Preferred Stock to the Treasury. On April 1, 2013, pursuant to the Agreement and Plan of Merger dated as of September 25, 2012 by and between ECB and Crescent Financial (the “Merger Agreement”), we exchanged each share of ECB’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A for one share of our Series B Preferred Stock. The TARP Preferred Stock has a liquidation preference of $1,000 per share. The holders of the TARP Preferred Stock have preferential dividend and liquidation rights over holders of our common stock. The TARP Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years from original issuance, and thereafter at a rate of 9% per year. The TARP Preferred Stock is non-voting, except in limited circumstances described below. So long as any of our TARP Preferred Stock is outstanding, we may not repurchase or otherwise acquire any of our outstanding common stock unless we are current in our dividend payments on our outstanding TARP Preferred Stock. We may not redeem the TARP Preferred Stock without the prior approval of our primary federal regulator.

Preemptive Rights; Terms of Conversion; Sinking Fund; and Redemption Provision. The TARP Preferred Stock is not subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of our TARP Preferred Stock have no right to require the conversion, redemption or repurchase of any shares of the TARP Preferred Stock.

We may redeem the TARP Preferred Stock, subject to the approval of the appropriate federal banking agency in certain circumstances, in whole or in part, at any time and from time to time. If fewer than all of the outstanding shares of TARP Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata or in such other manner as our board of directors may determine to be fair and equitable. Shares of TARP Preferred Stock that we redeem, repurchase or otherwise acquire will be cancelled and will revert to authorized but unissued shares of our preferred stock.

Voting Rights. Except as indicated below or otherwise required by law, the holders of TARP Preferred Stock do not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends. If the dividends on the TARP Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of our directors will automatically increase by two and the holders of TARP Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as “voting parity stock,” voting as a single class, will be entitled to elect two members of our board of directors (the “preferred stock directors”) at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been declared and paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirements of any exchange on which our securities may be listed) that listed companies must have a majority of independent directors. Upon the termination of the right of the holders of TARP Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will cease to be qualified as directors, their term of office will terminate immediately and the number of our authorized directors will be reduced by two directors. The holders of a majority of shares of TARP Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, as well as fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

We had deferred dividend payments on the Series A Preferred Stock beginning with the payment due February 15, 2011; however, on April 12, 2012, we received approval from the Federal Reserve Bank of Richmond to resume payment of preferred dividends on the Series A Preferred Stock. We paid all deferred cumulative preferred dividends, in the amount of $1.6 million, plus current dividends on the regularly scheduled quarterly payment date of May 15, 2012.

Other Voting Rights. So long as any shares of TARP Preferred Stock are outstanding, in addition to any other vote or written consent of stockholders required by law or by our Certificate of Incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of the Series A Preferred Stock or the Series B Preferred Stock, as applicable, at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

•

any amendment or alteration of our certificate of designations for the Series A Preferred Stock or the Series B Preferred Stock that would authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock or the Series B Preferred Stock with respect to payment of dividends and/or distribution of assets on our liquidation, dissolution or winding up;

•

any amendment, alteration or repeal of any provision of our certificate of designations for the Series A Preferred Stock or the Series B Preferred Stock that would adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock or the Series B Preferred Stock; or

•

any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or the Series B Preferred Stock or of a merger or consolidation of VSB with another entity, unless the shares of Series A Preferred Stock or Series B Preferred Stock remain outstanding following any such transaction or, if VSB is not the surviving entity, such shares are converted into or exchanged for preference securities and such remaining outstanding shares of Series A Preferred Stock or Series B Preferred Stock or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A Preferred Stock or Series B Preferred Stock, taken as a whole.

With respect to each action described above, each holder of Series A Preferred Stock or Series B Preferred Stock, as applicable, will be entitled to one vote for each share of Series A Preferred Stock or Series B Preferred Stock, as applicable, held.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by VSB for the benefit of the holders of Series A Preferred Stock or Series B Preferred Stock, as applicable, to effect the redemption.

Liquidation Rights. If we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, the holders of TARP Preferred Stock will be entitled to receive a liquidation preference equal to $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of TARP Preferred Stock will be entitled to receive the liquidation preference out of our assets or proceeds that are available for distribution to stockholders, subject to the rights of any of our creditors, but before any distribution of assets is made to holders of our common stock and any other shares ranking, as to that distribution, junior to the Series A Preferred Stock or Series B Preferred Stock, as applicable.

If our assets or proceeds are not sufficient to pay the total liquidation preference in full to all holders of TARP Preferred Stock and all holders of other shares of stock ranking equally with the Series A Preferred Stock or Series B Preferred Stock, as applicable, holders of the Series A Preferred Stock, Series B Preferred Stock and parity stock will share ratably in any distribution in proportion to the full respective distributions to which such stockholders are entitled. If the liquidation preference per share of Series A Preferred Stock or Series B Preferred Stock, as applicable, has been paid in full to all holders of Series A Preferred Stock or Series B Preferred Stock, as applicable, and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series A Preferred Stock or Series B Preferred Stock, as applicable, will be entitled to receive all of our remaining assets according to their respective rights and preferences. For purposes of the liquidation rights, the merger or consolidation of VSB with any other corporation or other entity, including a merger or consolidation in which the holders of Series A Preferred Stock or Series B Preferred Stock, as applicable, receive cash, securities or other property for their shares, or the sale lease or exchange (for cash, securities or other property) of all or substantially all of our assets, will not constitute a liquidation, dissolution or winding up of our affairs.

Dividend Rights. The holders of TARP Preferred Stock are entitled to receive, if, as and when declared by our board of directors, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share with respect to each dividend period during the five-year period following January 9, 2009 (in the case of the Series A Preferred Stock) or January 16, 2009 (in the case of the Series B Preferred Stock) and 9% per share thereafter on (i) the liquidation preference of $1,000 per share of TARP Preferred Stock and (ii) the amount of accrued and unpaid dividends for any prior dividend period on such shares, if any.

Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the TARP Preferred Stock are payable to the holders of record of shares of TARP Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as our board of directors determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

Dividends on the TARP Preferred Stock are cumulative. If for any reason our board of directors does not declare a dividend on the TARP Preferred Stock for a particular dividend period, or if our board of directors declares less than a full dividend, we are obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods). We are required to provide written notice to the holders of shares of TARP Preferred Stock prior to the applicable dividend payment date if we determine not to pay any dividend or a full dividend with respect to the TARP Preferred Stock.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit their payment.

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Stock or Series B Preferred Stock, as applicable, will rank (i) senior to our common stock and all other equity securities designated as ranking junior to the Series A Preferred Stock or Series B Preferred Stock, as applicable, and (ii) at least equally with all other equity securities designated as ranking on a parity with the Series A Preferred Stock or Series B Preferred Stock, as applicable, with respect to the payment of dividends and distribution of assets upon our liquidation, dissolution or winding up.

So long as any share of Series A Preferred Stock or Series B Preferred Stock, as applicable, remains outstanding, unless all accrued and unpaid dividends for all past dividend periods have been contemporaneously declared and paid in full, no dividend or distribution may be declared or paid on shares of common stock or any other shares of junior stock or parity stock, other than a dividend payable solely in shares of common stock. In addition, we may not purchase, redeem or otherwise acquire for consideration any shares of common stock, other junior stock or parity stock unless all accrued and unpaid dividends for all past dividend periods on the Series A Preferred Stock or Series B Preferred Stock, as applicable, are fully paid, other than: (i) redemptions, purchases or other acquisitions of shares of common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business and consistent with past practice; (ii) any dividends or distributions of rights of junior stock in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan; (iii) our acquisition of record ownership in junior stock or parity stock for the beneficial ownership of any other persons (other than VSB or any of VSB’s subsidiaries), including as trustees or custodians; and (iv) the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock, but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before January 9, 2009 (in the case of the Series A Preferred Stock) or January 16, 2009 (in the case of the Series B Preferred Stock) or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

On any dividend payment date for which full dividends on the Series A Preferred Stock or Series B Preferred Stock, as applicable, and any other parity stock are not paid, or declared and funds set aside therefor, all dividends declared on the Series A Preferred Stock or Series B Preferred Stock, as applicable, and any other parity stock will be declared pro rata among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends (payable in cash, securities or other property) as may be determined by our board of directors may be declared and paid on any of our securities, including common stock and other junior stock, from time to time out of any funds legally available for such payment, and the holders of Series A Preferred Stock or Series B Preferred Stock, as applicable, will not be entitled to participate in any such dividends.

Transfer Agent and Registrar. The transfer agent and registrar for our Series A Preferred Stock and our Series B Preferred Stock is Registrar and Transfer Company.

Restriction on Ownership. Any holder of 33% or more of our total equity, or a holder of our Series A Preferred Stock or Series B Preferred Stock if such holder otherwise exercises a “controlling influence” over VSB, is subject to regulation as a bank holding company under the BHCA.

Treasury Warrants

In connection with Treasury’s purchase of our Series A Preferred Stock, we issued to Treasury a warrant exercisable for 833,705 shares of our common stock (subject to adjustment as described below) at an initial exercise price of $4.48 per common share (the “Company Warrant”). On April 1, 2013, in connection with the Merger Agreement, we issued to Treasury a warrant to purchase 514,693.2 shares of our common stock (subject to adjustment as described below) (the “ECB Warrant”; the Company Warrant and the ECB Warrant are each referred to herein as a “Treasury Warrant”) at an initial exercise price of $5.231 per common share in exchange for the warrant issued by ECB to Treasury on January 16, 2009 to purchase 144,984 shares of ECB’s common stock at an initial exercise price of $18.57 per share of ECB’s common stock.

Each Treasury Warrant is currently exercisable at any time by surrender of the Treasury Warrant, notice of exercise and payment of the exercise price for the shares of common stock for which the Treasury Warrant is being exercised. The exercise price may be paid either by our withholding of such number of shares of common stock issuable upon exercise of the Treasury Warrant equal in value to the aggregate exercise price of the Treasury Warrant determined by reference to the market price of our common stock on the trading day on which the Treasury Warrant is exercised and notice of exercise is delivered to us or, if agreed to by us and Treasury, by the payment of cash.

Rights as a Stockholder

Treasury will not have any rights provided to the holders of our common stock, including any voting or dividend rights, until (and then only to the extent) the Treasury Warrant has been exercised.

Transferability

Each Treasury Warrant and all rights under each Treasury Warrant are transferable in whole or in part.

Adjustments to the Treasury Warrants

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations. If we (i) pay a dividend or make a distribution on our common stock in shares of common stock, (ii) subdivide or reclassify outstanding shares of our common stock into a greater number of shares or (iii) combine or reclassify our outstanding shares of common stock into a smaller number of shares, the number of shares of common stock issuable upon exercise of a Treasury Warrant at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification will be proportionately adjusted so that after such date Treasury will be entitled to purchase the number of shares of our common stock that such holder would have owned or been entitled to receive in respect of the shares of our common stock subject to a Treasury Warrant after such date had the Treasury Warrant been exercised immediately prior to such date.

Other Distributions. If we declare any dividends or distributions other than those described above or our historical, ordinary cash dividends, the exercise price of the Warrant will be adjusted to reflect such a distribution.

Certain Repurchases. If we effect a pro rata repurchase of common stock, then both the number of shares issuable upon exercise of the Treasury Warrant and the exercise price will be adjusted.

Business Combinations. In the event of a merger, consolidation, statutory share exchange or similar transaction involving VSB and requiring stockholder approval, Treasury’s right to receive shares of our common stock upon exercise of a Treasury Warrant will convert into the right to exercise the Treasury Warrant for the consideration that would have been payable to Treasury with respect to the shares of common stock for which the Treasury Warrant may be exercised, as if the Treasury Warrant had been exercised prior to such merger, consolidation, statutory share exchange or similar transaction.

Certain Restrictions in the Certificate of Incorporation and Bylaws Having Potential Anti-Takeover Effect

General

The following is a summary of the material provisions of our Certificate of Incorporation and our Bylaws that address matters of corporate governance and the rights of stockholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our board of directors (including takeovers that certain stockholders may deem in their best interests). These provisions could also delay or prevent the removal of incumbent directors or the assumption of control by certain stockholders.

Issuance of Additional Shares

Our board of directors may issue additional authorized shares of its capital stock to deter future attempts to gain control of VSB. Further, our Certificate of Incorporation, subject to certain limitations, authorizes our board of directors to provide, by resolution and without further stockholder action, for the issuance of shares of preferred stock in one or more classes or series, to establish the number of shares to be included in each such class or series and to fix the voting powers, designations, powers, preferences and other rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. As a result of its ability to take such actions without stockholder approval, our board of directors may dilute or otherwise adversely affect the voting power of the holders of common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of VSB.

Amendment of Bylaws

Subject to certain restrictions described below, either a majority of our board of directors or a majority of our stockholders may adopt, amend or repeal our Bylaws. A bylaw adopted, amended or repealed by the stockholders may not be readopted, amended or repealed by our board of directors unless our Certificate of Incorporation or a bylaw adopted by the stockholders authorizes our board of directors to adopt, amend or repeal that particular bylaw or our Bylaws generally. Our stockholders may generally adopt, amend or repeal our Bylaws in accordance with the DGCL.

DESCRIPTION OF THE PREFERRED STOCK

The following is a summary of the material terms and provisions of the preferences, limitations, voting powers and relative rights of the Preferred Stock as contained in our Certificate of Designations of the Preferred Stock (“Certificate of Designations”), which is incorporated by reference herein. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the Certificate of Designations. You are urged to read the Certificate of Designations in its entirety. The Certificate of Designations is an exhibit to our Registration Statement on Form S-1, filed with the SEC on [—], 2013. Although we believe this summary covers the material terms and provisions of our Preferred Stock set forth in the Certificate of Designations, it may not contain all of the information that is important to you.

General

The Preferred Stock represents a single series of our authorized preferred stock. We are offering [—] shares of the Preferred Stock in the aggregate by this prospectus, including [—] shares subject to the underwriters’ over-allotment option. Shares of the Preferred Stock will be validly issued, fully paid and nonassessable.

We reserve the right to re-open this series of Preferred Stock and issue additional shares of the Preferred Stock either through public or private sales at any time and from time to time. The additional shares would form a single series with the Preferred Stock offered by this prospectus.

The Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of our stock or other securities and will not be subject to any sinking fund or other obligation to redeem or repurchase. The Preferred Stock represents non-withdrawable capital, will not be savings accounts, deposits or other obligations of any depository institution and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

Ranking

The Preferred Stock will rank, as to the payment of dividends and distribution of assets upon our liquidation, dissolution, or winding-up:

•	senior to our common stock and to any other class or series we may issue in the future ranking junior to the Preferred Stock;

•	equal to the TARP Preferred Stock and to any series of preferred stock we may issue in the future ranking equal to the Preferred Stock; and

•

junior to any series of preferred stock we may issue in the future ranking senior to the Preferred Stock and to all of our existing and future debt obligations, including the Notes issued and sold by the Company on August 12, 2013 and August 14, 2013.

Dividends

Dividends on shares of the Preferred Stock will not be mandatory. Holders of Preferred Stock will be entitled to receive, when, as, and if declared by our board of directors or a duly authorized committee thereof, out of assets legally available for the payment of dividends under Delaware law, non-cumulative cash dividends based on the liquidation preference of the Preferred Stock at a rate equal to (1)[—]% per annum for each quarterly dividend period from the issue date of the shares of Preferred Stock to, but excluding, [—], (the “Fixed Rate Period”) and (2) three-month LIBOR plus a spread of [—]% per annum, for each quarterly dividend period from [—] through the redemption date of the Preferred Stock, if any (the “Floating Rate Period”). In the event that we issue additional shares of Preferred Stock after the original issue date, dividends on such shares will accrue from the original issue date of such additional shares.

If declared by our board of directors or a duly authorized committee thereof, we will pay dividends on the Preferred stock quarterly, in arrears, on [—], [—], [—] and [—] of each year, beginning on [—], each such date referred to as a dividend payment date. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next business day without any adjustment to the amount of dividends paid. In this subsection, the term “business day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York.

Dividends on shares of the Preferred Stock will not be cumulative. Accordingly, if our board of directors or a duly authorized committee thereof does not declare a dividend on the Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not be deemed to have accrued and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Preferred Stock are declared for any future dividend period.

If dividends are declared by our board of directors, dividends will be payable to holders of record of the Preferred Stock as they appear on our books on the applicable record date, which shall be the [—] calendar day preceding such dividend payment date.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the Preferred Stock. Dividends payable on the Preferred Stock for the Fixed Rate Period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Preferred Stock for the Floating Rate Period will be computed based on the actual number of days in a dividend period and a 360-day year. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Preferred Stock will cease to accrue on the redemption date, if any, as described below under “Redemption,” unless we default in the payment of the redemption price of the shares of the Preferred Stock called for redemption.

The dividend rate for each dividend period in the Floating Rate Period will be determined by the calculation agent using three-month LIBOR as in effect on the second London banking day prior to the beginning of the dividend period, which date is the “dividend determination date” for the dividend period. The calculation agent then will add three-month LIBOR as determined on the dividend determination date and the applicable spread. Absent manifest error, the calculation agent’s determination of the dividend rate for a dividend period for the Preferred Stock will be binding and conclusive on you, the transfer agent, and us. A “London banking day” is any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The term “three-month LIBOR” means the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000, as that rate appears on Reuters screen page “LIBOR01” at approximately 11:00 a.m., London time, on the relevant dividend determination date. If no offered rate appears on Reuters screen page “LIBOR01” on the relevant dividend determination date at approximately 11:00 a.m., London time, then the calculation agent, after consultation with us, will select four major banks in the London interbank market and will request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and will request each of them to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the dividend determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable dividend period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. Otherwise, three-month LIBOR for the next dividend period will be equal to three-month LIBOR in effect for the then-current dividend period.

So long as any share of Preferred Stock remains outstanding, unless, in each case, the full dividends for the then-current dividend period on all outstanding shares of the Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside (1) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any junior stock (other than (i) a dividend payable solely in junior stock and cash in lieu of fractional shares in connection with such dividend or (ii) any dividend in connection with the implementation of a shareholders’ rights plan, or the redemption or repurchase of any rights under any such plan), (2) no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of one share of junior stock for or into another share of junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions or other acquisitions of shares of junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the preceding dividend period, including under a contractually binding stock repurchase plan or (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us and (3) no shares of parity stock shall be repurchased, redeemed or otherwise acquired for consideration by us otherwise than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Preferred Stock and such parity stock (other than (i) as a result of a reclassification of parity stock for or into other parity stock, (ii) the exchange or conversion of one share of parity stock for or into another share of parity stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock, (iv) purchases, redemptions or other acquisitions of shares of parity stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of parity stock pursuant to a contractually binding requirement to buy parity stock existing prior to the preceding dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, or (vii) the redemption of the TARP Preferred Stock as described in “Use of Proceeds”) during a dividend period.

When dividends are not paid in full upon the shares of the Preferred Stock and any parity stock, all dividends declared upon shares of the Preferred Stock and any parity stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current dividend period per share on the Preferred Stock, and accrued dividends, including any accumulations, on any parity stock, bear to each other.

As used in this prospectus, “junior stock” means our common stock and any other class or series of stock of VSB hereafter authorized over which the Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of VSB.

As used in this prospectus, “parity stock” means any other class or series of stock of VSB that ranks on a parity with the Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of VSB. Parity stock includes TARP Preferred Stock, which we intend to redeem.

As used in this prospectus, “senior stock” means any other class or series of stock of VSB ranking senior to the Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of VSB.

Subject to the foregoing, such dividends, as may be determined by our board of directors or a duly authorized committee thereof, may be declared and paid on our common stock and any other stock ranking equally with or junior to Preferred Stock, from time to time out of any assets legally available for such payment, and the holders of Preferred Stock shall not be entitled to participate in any such dividend.

Our ability to declare and pay dividends is limited by applicable regulatory restrictions, including the regulations and guidelines of the Federal Reserve Board applicable to bank holding companies.

Redemption

The Preferred Stock will not be subject to any mandatory redemption, sinking fund, or other similar provisions. The holders of Preferred Stock will not have the right to require the redemption or repurchase of the Preferred Stock.

Optional Redemption

We may redeem shares of the Preferred Stock on any dividend payment date on or after [—], in whole or in part, from time to time, at a redemption price equal to $[—] per share, plus any declared and unpaid dividends on the shares of Preferred Stock called for redemption. Dividends will cease to be payable on those shares on and after the redemption date. Redemption of the Preferred Stock is subject to our receipt of any required prior approvals from the Federal Reserve Board and to the satisfaction of any conditions set forth in the capital guidelines of the Federal Reserve Board applicable to the redemption of the Preferred Stock.

Notwithstanding the foregoing, within 90 days of a “regulatory capital treatment event,” we may, at any time prior to [—], at our option, subject to the approval of the appropriate U.S. federal bank regulatory agency, provide notice of our intent to redeem in accordance with the procedures described below, and subsequently redeem, all (but not less than all) of the shares of Preferred Stock at the time outstanding at a redemption price equal to $[—] per share, plus any declared and unpaid dividends on the shares of the Preferred Stock called for redemption.

A “regulatory capital treatment event” means our determination, in good faith, that, as a result of any:

•

amendment to, or change (including any announced prospective change) in, the laws or regulations of the U.S. or any political subdivision of or in the U.S. that is enacted or becomes effective after the initial issuance of any share of the Preferred Stock;

•	proposed change in those laws or regulations that is announced after the issuance of any share of the Preferred Stock; or

•

official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of the Preferred Stock;

there is more than an insubstantial risk that we will not be entitled to treat the full liquidation value of all shares of the Preferred Stock then outstanding as tier 1 capital (or its equivalent) for purposes of the capital adequacy guidelines or regulations of the appropriate U.S. federal bank regulatory agency, as then in effect and applicable, for as long as any share of the Preferred Stock is outstanding. “Regulatory capital treatment event” shall not include the final rules issued by the federal bank regulatory agencies in July 2013 implementing the Basel III regulatory capital reforms.

Procedures

If we redeem shares of the Preferred Stock, we will provide notice by first class mail (or, if the Preferred Stock is issued in book-entry form through DTC or another facility, in accordance with the procedures of such facility) to the holders of record of the shares of Preferred Stock to be redeemed. Such notice will be provided not less than 30 days and not more than 60 days prior to the date fixed for the redemption. Each notice of redemption will include a statement setting forth:

•	the redemption date;

•

the number of shares of the Preferred Stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of the Preferred Stock to be redeemed from the holder;

•	the redemption price; and

•	if the Preferred Stock is evidenced by definitive certificates, the place or places where the certificates representing those shares are to be surrendered for payment of the redemption price.

In case of any redemption of only part of the shares of Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or by lot or in such other manner as our board of directors may determine to be fair and equitable. Subject to the provisions hereof, our board of directors shall have full power and authority to prescribe the terms and conditions upon which shares of Preferred Stock shall be redeemed from time to time.

If notice of redemption has been duly given and if on or before the redemption date specified in the notice we have set aside all funds necessary for the redemption in trust for the pro rata benefit of the holders of record of the shares called for redemption then, notwithstanding that any certificate for any share called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all such shares called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall cease and terminate on such redemption date, except the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to us, after which time the holders of the shares so called for redemption shall look only to us for payment of the redemption price of such shares.

Liquidation Rights

In the event we liquidate, dissolve or wind-up our business and affairs, either voluntarily or involuntarily, holders of the Preferred Stock will be entitled to receive liquidating distributions of $[—] per share, plus any declared and unpaid dividends, before we make any distribution of assets to the holders of our common stock or any other class or series of shares ranking junior to the Preferred Stock and subject to the rights of the holders of any class or series of securities ranking senior to or on parity with the Preferred Stock upon liquidation and the rights of our depositors and other creditors with respect to the distribution of assets. If we fail to pay in full all amounts payable, including declared but unpaid dividends, with respect to the Preferred Stock and any stock having the same rank as the Preferred Stock with respect to the distribution of assets, the holders of the Preferred Stock and such other stock will share in any distribution of assets in proportion to the respective aggregate liquidation preferences to which they are entitled. After the holders of the Preferred Stock and any stock having the same rank as the Preferred Stock are paid in full, they will have no right or claim to any of our remaining assets.

Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of our property or business nor a merger or consolidation by us with or into any other entity will be considered a dissolution, liquidation or winding-up of our business or affairs.

Voting Rights

The Preferred Stock will have no voting rights, except as provided below or as otherwise specifically required by law. Each holder of Preferred Stock will have one vote per share, including when acting by written consent.

Right to Elect Two Directors upon a Nonpayment Event

Whenever dividends on any shares of the Preferred Stock or any other class or series of preferred stock that ranks on parity with the Preferred Stock as to payment of dividends, and upon which similar voting rights have been conferred and are exercisable, shall have not been declared and paid for an amount equal to six or more dividend payments, whether or not for consecutive dividend periods (a “Nonpayment”), the authorized number of directors on our board of directors shall automatically increase by two, and the holders of the Preferred Stock (together with holders of any and all other classes of our authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) will be entitled to vote as a single class for the election of a total of two additional members of our board of directors (the “Preferred Stock Directors”) to fill such newly created directorships. In that event, the number of directors on our board of directors shall automatically increase by two and, at the request of any holder of the Preferred Stock, a special meeting of the holders of the Preferred Stock and any other class or series of preferred stock that ranks on parity with the Preferred Stock as to payment of dividends and for which dividends have not been paid, shall be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), followed by such election at each subsequent annual meeting. Our board of directors shall at no time include more than two such Preferred Stock Directors, including all directors that the holders of any series of our authorized preferred stock having equal voting rights are entitled to elect. See “Description of our Outstanding Capital Stock—TARP Preferred Stock.”

These voting rights will continue until full dividends have been regularly declared and paid on the shares of the Preferred Stock and any other class or series of preferred stock that ranks on parity with the Preferred Stock as to payment of dividends for at least four consecutive dividend periods following the Nonpayment. No person may be elected as a Preferred Stock Director who would cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors.

If and when full dividends have been regularly declared and paid for at least four consecutive dividend periods following a Nonpayment on the Preferred Stock and any other class or series of preferred stock that ranks on parity with the Preferred Stock as to payment of dividends, the holders of the Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and the term of office of each Preferred Director so elected shall immediately terminate and the authorized number of directors on our board of directors shall automatically decrease by two. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Preferred Stock (together with holders of any and all other classes of our authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) when they have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Director (other than prior to the initial election of the Preferred Stock Directors) may be filled by the consent of the Preferred Director remaining in office, or if none remains in office, by a vote of the holders of the outstanding shares of the Preferred Stock (together with holders of any and all other series of our authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) to serve until the next annual meeting of stockholders. The Preferred Stock Directors shall each be entitled to one vote per director on any matter. See “Description of our Outstanding Capital Stock—TARP Preferred Stock.”

Although we do not believe the shares of Preferred Stock are considered “voting securities” currently, if they were to become “voting securities” for the purposes of the BHCA, whether because we have missed six dividend payments and holders of the Preferred Stock have the right to elect directors as a result, or for other reasons, a holder of 25% or more of the Preferred Stock, or a holder of a lesser percentage of our Preferred Stock that is deemed to exercise a “controlling influence” over us, may become subject to regulation under the BHCA. In addition, if the shares of Preferred Stock become “voting securities”, then (a) any bank holding company or foreign bank that is subject to the BHCA may need approval to acquire or retain more than 5% of the then outstanding Preferred Stock, and (b) any holder (or group of holders acting in concert) may need regulatory approval to acquire or retain 10% or more of the Preferred Stock. A holder or group of holders may also be deemed to control us if they own 25% or more of our total equity, or in certain limited circumstances 33% or more of our total equity, both voting and non-voting equity, aggregating all shares held by the investor across all classes of stock. Holders of the Preferred Stock should consult their own counsel with regard to the possible regulatory implications of ownership of the Preferred Stock.

Other Voting Rights

So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by our Certificate of Incorporation, the vote or consent of the holders of at least 66 2/3% of the then-outstanding shares of Preferred Stock, voting separately as a single class, shall be necessary for effecting or validating:

•

any amendment, alteration or repeal of any provision of our Certificate of Incorporation (including the certificate of designation creating the Preferred Stock) or Bylaws that would alter or change the voting powers, preferences or special rights of the Preferred Stock so as to affect them adversely (provided that any amendment of the Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of (x) any class or series of stock that does not rank senior to the Preferred Stock with respect to the payment of dividends and/or the distribution of assets upon our liquidation, dissolution or winding-up or (y) any securities (other than our capital stock) convertible into any class or series of stock that does not rank senior to the Preferred Stock with respect to either the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding-up shall not be deemed to affect adversely the voting powers, preferences or special rights of the Preferred Stock);

•

any amendment or alteration of our Certificate of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of our capital stock ranking senior to the Preferred Stock with respect to the payment of dividends and/or the distribution of assets upon our liquidation, dissolution or winding-up; or

•

any consummation of a binding share exchange or reclassification involving the Preferred Stock, or of a merger or consolidation of us with or into another corporation or other entity, unless (x) the shares of Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving corporation, are converted into or exchanged for preference securities of the surviving corporation or a corporation controlling such corporation that is an entity organized and existing under the laws of the U.S., any state thereof or the District of Columbia, and (y) the shares of Preferred Stock remaining outstanding or such new preference securities, as the case may be, have such rights, preferences, privileges and voting powers, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Preferred Stock.

The foregoing provisions will not apply if, at or prior to the time when any such vote or consent would otherwise be required, all outstanding shares of Preferred Stock have been redeemed or have been called for redemption upon proper notice, and sufficient funds have been set aside for such redemption.

Delaware law provides that the holders of preferred stock will have the right to vote separately as a class on any amendment to our Certificate of Incorporation that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. If any such proposed amendment would alter or change the powers, preferences or special rights of one or more series of preferred stock so as to affect them adversely, but would not so affect the entire class of preferred stock, only the shares of the series so affected shall be considered a separate class for purposes of this vote on the amendment. This right is in addition to any voting rights that may be provided for in our Certificate of Incorporation.

Preemptive and Conversion Rights

The holders of the Preferred Stock do not have any preemptive rights. The Preferred Stock is not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

Calculation Agent

[—] will be the calculation agent for the Preferred Stock.

Transfer Agent, Paying Agent and Registrar

Registrar and Transfer Company will be the transfer agent, paying agent and registrar for the Preferred Stock.

Book-Entry Issuance

The certificates representing the Preferred Stock will be issued as fully registered securities registered in the name of Cede & Co., the partnership nominee of DTC, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global securities, representing the total aggregate number of shares of Preferred Stock sold in this offering, will be issued and deposited with DTC. Ownership of beneficial interests in a global security will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through such participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Preferred Stock represented by such global security for all purposes. No beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the Preferred Stock, so long as the corresponding securities are represented by global securities.

Payments of dividends on the global security will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the transfer agent or the registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of dividends in respect of a global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of DTC or its nominee, as the case may be. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We understand that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include:

•	securities brokers and dealers;

•	banks, trust companies; and

•	clearing corporations and certain other organizations.

Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (indirect participants).

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global security among its participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of us, the transfer agent or the registrar will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling or unable to continue as a depositary for the global security and a successor depositary is not appointed by us within 90 days, we will issue certificated shares in exchange for the global securities. Holders of an interest in a global security may receive certificated shares, at our option, in accordance with the rules and procedures of DTC in addition to those provided for under the statement. Beneficial interests in global securities held by any direct or indirect participant may also be exchanged for certificated shares upon request to DTC by such direct participant (for itself or on behalf of an indirect participant), to the transfer agent in accordance with their respective customary procedures.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences applicable to “U.S. holders” (as defined below) with respect to the purchase, ownership and disposition of the Preferred Stock. This summary is limited to investors who will hold the Preferred Stock as a capital asset and does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances. In addition, this summary does not address any state, local or non-U.S. tax consequences or tax consequences applicable to any holders of the Preferred Stock that are not U.S. holders.

This discussion does not address the tax consequences to investors who are subject to special tax rules, including:

•	banks and other financial institutions;

•	insurance companies;

•	governments and governmental entities;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons who will hold the Preferred Stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes;

•	regulated investment companies;

•	real estate investment trusts;

•	a thrift institution;

•	a person that purchases or sells the Preferred Stock as part of a wash-sale for tax purposes;

•	a U.S. expatriate;

•	tax-exempt organizations;

•	persons whose functional currency is not the U.S. dollar;

•	persons who are subject to alternative minimum tax; and

•	partnerships and other pass-through entities.

These investors may be subject to tax rules that differ significantly from those summarized below.

If a partnership (including any other entity treated as a partnership for U.S. federal income tax purposes) is a holder of the Preferred Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding Preferred Stock, you should consult your own tax advisors as to the particular U.S. federal income tax consequences of the purchase, ownership and disposition of the Preferred Stock.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of the Preferred Stock and you are for U.S. federal income tax purposes (i) an individual citizen or resident of the U.S., (ii) a corporation created or organized in the U.S. or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), Treasury regulations and judicial and administrative authority, all of which are subject to differing interpretations or change, possibly with retroactive effect. Each prospective investor is urged to consult its own tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of the purchase, ownership, and disposition of the Preferred Stock.

U.S. Holders

Distributions on the Preferred Stock

In general, if distributions are made with respect to the Preferred Stock, the distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of our current and accumulated earnings and profits is treated first as a nontaxable return of capital reducing your tax basis in the Preferred Stock. Any amount in excess of your tax basis is treated as capital gain, the tax treatment of which is discussed below under “U.S. Holders—Sale or Redemption of the Preferred Stock.”

Under current law, distributions paid to a U.S. holder that is an individual or other non-corporate holder of Preferred Stock, to the extent such distributions are treated as dividends and such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes, will generally be subject to a reduced maximum tax rate of 15% if the taxable income level of such U.S. holder falls below the applicable threshold. The thresholds are adjusted annually for inflation, but for 2013 are $450,000 for joint filers and surviving spouses; $425,000 for heads of household; $400,000 for single filers; and $225,000 for married taxpayers filing separately. For non-corporate U.S. holders having taxable income in excess of the applicable threshold, the maximum tax rate on dividends received will be 20%. The rate reduction does not apply to dividends that are paid to individual stockholders with respect to Preferred Stock that is held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the Preferred Stock becomes ex-dividend. Furthermore, the rate reduction does not apply to dividends received to the extent that an individual holder elects to treat the dividends as “investment income” for purposes of determining the holder’s limit for the deduction of investment interest under Section 163(d) of the Code. See “Medicare Tax on Unearned Income” below for the possible application of an additional Medicare tax on certain “net investment income.”

Dividends received by corporate holders of the Preferred Stock may be eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to “debt financed portfolio stock” under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may, depending on the circumstances, constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code. Under Section 1059, a corporate holder that has held shares for two years or less before the dividend announcement date generally must reduce the tax basis of all of the holder’s shares (but not below zero) by the “non-taxed portion” of any “extraordinary dividend” and, if the non-taxed portion exceeds the holder’s tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. Individual holders of Preferred Stock that receive any “extraordinary dividends” that are treated as “qualified dividend income” (as discussed above) will be required to treat any losses on the sale of such Preferred Stock as long-term capital losses to the extent of such dividends. We strongly encourage you to consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your particular facts and circumstances.

In general, for purposes of meeting the holding period requirements for both the dividends received deduction and the reduced maximum tax rate on dividends described above, U.S. holders may not count towards their holding period any period in which they (a) have the option to sell, are under a contractual obligation to sell, or have made (and not closed) a short sale of the Preferred Stock, or substantially identical stock or securities, (b) are the grantor of an option to buy the Preferred Stock, or substantially identical stock or securities or

(c) otherwise have diminished their risk of loss on the Preferred Stock by holding one or more other positions with respect to substantially similar or related property. The U.S. Treasury regulations provide that a taxpayer has diminished its risk of loss on stock by holding a position in substantially similar or related property if the taxpayer is, for example, the beneficiary of a guarantee, surety agreement or similar arrangement that provides for payments that will substantially offset decreases in the fair market value of the stock.

In addition, the Code disallows the dividends received deduction as well as the reduced maximum tax rate on dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders are advised to consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Sale or Redemption of the Preferred Stock

On the sale, exchange, or other disposition of the Preferred Stock to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (i) the amount of cash and the fair market value of any property you receive on the sale (not including any amount attributable to declared and unpaid dividends, which will be taxable as described above under “U.S. Holders—Distributions” on the Preferred Stock,” to U.S. holders of record who have not previously included such dividends in income) and (ii) your adjusted tax basis in the Preferred Stock. Any such capital gain or loss will constitute long-term capital gain or loss if you have held (or are treated as having held) your Preferred Stock for more than one year as of the date of the sale or exchange.

Under current law, if a U.S. holder is an individual or other non-corporate holder, net long-term capital gain realized by such U.S. holder is subject to a reduced maximum tax rate of 15% if the taxable income level of such U.S. holder falls below the applicable threshold (which for 2013 is $450,000 for joint filers and surviving spouses; 425,000 for heads of household; $400,000 for single filers; and $225,000 for married taxpayers filing separately). For non-corporate U.S. holders having taxable income in excess of the applicable threshold, the maximum tax rate on net long-term capital gain realized will be 20%. The deduction of capital losses is subject to limitations. See “Medicare Tax on Unearned Income” below for the possible application of an additional Medicare tax on certain “net investment income.” We strongly encourage you to consult your own tax advisors regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

On the redemption of Preferred Stock by us, your surrender of the Preferred Stock for the redemption proceeds will be treated either as a payment received upon sale or exchange of the Preferred Stock or as a distribution with respect to all of your equity interests in us. Resolution of this issue will turn on the application of Section 302 of the Code to your individual facts and circumstances.

The redemption will be treated as gain or loss from the sale, exchange or other disposition of Preferred Stock (as discussed above) if:

•	the redemption is “substantially disproportionate” with respect to you within the meaning of Section 302(b)(2) of the Code;

•	your interest in the Preferred Stock and any other equity interest in us is completely terminated (within the meaning of Section 302(b)(3) of the Code) as a result of such redemption;

•

the redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In general, redemption proceeds are “not essentially equivalent to a dividend” if the redemption results in a “meaningful reduction” of your interest in the issuer; or

•	either Section 302(b)(4) or Section 302(b)(5) of the Code applies to the redemption.

In determining whether any of these tests has been met, you must take into account not only the Preferred Stock and other equity interests in us that you actually own, but also shares and other equity interests that you constructively own within the meaning of Section 318 of the Code.

If none of the above tests giving rise to sale or exchange treatment is satisfied, then a payment made in redemption of the Preferred Stock will be treated as a distribution that is subject to the tax treatment described above under “U.S. Holders—Distributions on the Preferred Stock.” The amount of the distribution will be equal to the amount of cash and the fair market value of property you receive without any offset for your tax basis in the Preferred Stock. Your tax basis in the redeemed Preferred Stock should be transferred to your remaining Preferred Stock. If, however, you have no remaining Preferred Stock, your basis could be lost.

We strongly encourage you to consult your own tax advisor regarding: (a) whether a redemption payment will qualify for sale or exchange treatment under Section 302 of the Code or, alternatively, will be characterized as a distribution; and (b) the resulting tax consequences to you in light of your individual facts and circumstances.

Medicare Tax on Unearned Income

For taxable years beginning after December 31, 2012, a U.S holder that is an individual, estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (i) the U.S. holder’s “net investment income” for the relevant taxable year and (ii) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income will generally include its dividend income and its net gains from the disposition of Preferred Stock, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Preferred Stock.

Information Reporting and Backup Withholding

Information reporting will generally apply to non-corporate U.S. holders with respect to payments of dividends on the Preferred Stock and to certain payments of proceeds on the sale or other disposition of the Preferred Stock. Certain non-corporate U.S. holders may be subject to U.S. backup withholding on payments of dividends on the Preferred Stock and certain payments of proceeds on the sale or other disposition of the Preferred Stock unless the beneficial owner of the Preferred Stock furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the Internal Revenue Service.

THE FOREGOING DISCUSSION IS ONLY A SUMMARY. IT DOES NOT ADDRESS ALL ASPECTS OR DETAILS OF FEDERAL TAXATION THAT MIGHT BE RELEVANT OR MATERIAL TO INVESTORS IN CONNECTION WITH AN INVESTMENT IN OUR STOCK. THIS TAX DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY AND DOES NOT ADDRESS SPECIFIC STATE, LOCAL, FOREIGN OR OTHER TAX LAWS. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF INVESTING IN OUR STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

TO ENSURE COMPLIANCE WITH UNITED STATES TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT (I) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES HEREIN IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY YOU FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE CODE; (II) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE STOCK DESCRIBED HEREIN; AND (III) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

CERTAIN ERISA CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities offered hereby. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons and penalties and liabilities under ERISA and the Code for the fiduciary of the Plan, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under other applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The U.S. Department of Labor has issued a regulation (the “Plan Asset Regulation”) setting forth standards it will apply for determining what constitutes the assets of a Plan. Under the Plan Asset Regulation, if a Plan acquires an equity interest in an entity, the underlying assets of the entity will not be considered Plan assets if the equity interest is a “publicly offered security.” For purposes of the Plan Asset Regulation, a “publicly offered security” is a security that is (1) “freely transferable,” (2) part of a class of securities that is “widely held,” and, (3) sold to the Plan as part of an offering to the public pursuant to an effective registration statement under the Securities Act and part of class of securities that is registered under the Exchange Act within 120 days, or such later time as may be allowed by the SEC, after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. If the Preferred Stock is deemed to satisfy these requirements, then the Preferred Stock would be treated as a “publicly offered security” and, accordingly, our underlying assets would not be considered to be assets of any Plan investing in the Preferred Stock. However, if the Preferred Stock is not deemed to satisfy all of these requirements, then certain adverse consequences described below could result.

The acquisition of the securities offered hereby by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we, certain of our affiliates or the underwriters are or become a party in interest or disqualified person may result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the securities offered hereby are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase of the securities offered hereby. These exemptions include, without limitation, PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transactions provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of securities offered hereby nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the securities offered hereby should not be acquired by any person investing “plan assets” of any Plan, Plan Asset Entity or Non-ERISA Arrangement, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Any purchaser or holder of the securities offered hereby or any interest therein will be deemed to have represented by its acquisition of the securities offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the securities offered hereby on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement or (2) the acquisition of the securities offered hereby will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering acquiring the securities offered hereby on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investments as well as the availability of exemptive relief under any of the PTCEs listed above or the service provider exemption, as applicable. Purchasers of the securities issued hereby have exclusive responsibility for ensuring that their purchase of securities offered hereby do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any applicable Similar Laws. The sale of any securities offered hereby to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives or underwriters that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

UNDERWRITING

We are offering the shares of our Preferred Stock described in this prospectus in an underwritten offering in which we and Keefe, Bruyette & Woods, Inc., as representative for the underwriters named below, will enter into an underwriting agreement with respect to the shares of our Preferred Stock being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of our Preferred Stock indicated in the following table:

Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.	[—]
Sandler O’Neill & Partners, L.P.	[—]
Total	[—]

The underwriters are committed to take and pay for all of the shares of our Preferred Stock being offered, if any are taken. The underwriting agreement provides that the obligations of the underwriters to purchase the shares of our Preferred Stock are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriting agreement also provides that if an underwriter defaults, the purchase commitment of the non-defaulting underwriter may also be increased or the offering may be terminated.

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of [—] additional shares of Preferred Stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of Preferred Stock to the underwriters to the extent the over-allotment option is exercised.

The underwriting fee is equal to the public offering price per share of our Preferred Stock less the amount paid by the underwriters to us per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ overallotment option.

	Per Share		Total without Overallotment Exercise		Total with Overallotment Exercise
Public offering price	$	[—]	$	[—]	$	[—]
Underwriting discounts and commissions		[—]		[—]		[—]
Proceeds to us (before expenses)		[—]		[—]		[—]

We estimate that our out-of-pocket expenses for this offering will be approximately $[—].

Shares of our Preferred Stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our Preferred Stock sold by the underwriters to securities dealers may be sold at a discount of up to $[—] per share from the initial public offering price. After the initial offering of the shares of our Preferred Stock, Keefe, Bruyette & Woods, Inc., as the representative of the underwriters, may change the offering price and the other selling terms. The offering of the shares of our Preferred Stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed, for a period beginning on the date of this prospectus and continuing to and including [—] days after the date of this prospectus, and without the prior written consent of Keefe, Bruyette & Woods, Inc., not to (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our preferred stock or any securities convertible into or exercisable or exchangeable for our preferred stock, or file any registration statement under the Securities Act with respect to any of the foregoing, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our preferred stock, whether such transaction described in clause (i) or (ii) above is to be settled by delivery of our preferred stock or such other securities, in cash or otherwise.

The restrictions described above do not apply to any of the following: (i) the shares of Preferred Stock to be sold by us in this offering, (ii) any equity securities issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the underwriting agreement and referred to in this prospectus, (iii) any equity securities issued or options to purchase equity securities granted pursuant to existing employee benefit plans of the Company referred to in this prospectus provided that such options shall not be vested and exercisable within the [—]-day period referred to above, or (iv) any shares of equity securities issued pursuant to any non-employee director stock plan or dividend reinvestment plan.

Certain of our directors and executive officers may purchase shares of our Preferred Stock in the offering.

In connection with the offering, the underwriters may purchase and sell shares of our Preferred Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of our Preferred Stock than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. The underwriters must close out any short position by purchasing shares of our Preferred Stock in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our Preferred Stock in the open market after pricing that could affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of our Preferred Stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriter a portion of the underwriting discount received by it because the underwriter has repurchased shares of our Preferred Stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares of our Preferred Stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares of our Preferred Stock. As a result, the price of the shares of our Preferred Stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE MKT, in the over-the-counter market or otherwise.

The Preferred Stock has no established trading market. We have applied to have the Preferred Stock listed on the NYSE MKT under the symbol “[—].” If approved, we expect trading of the Preferred Stock on the NYSE MKT to begin within the 30-day period after the original issuance date. Even if the Preferred Stock is listed, there may be little or no secondary market for the Preferred Stock. Even if a secondary market for the Preferred Stock develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices in any secondary market could be substantial.

Certain expenses associated with the offering, excluding the underwriting discount and commissions, are estimated to be approximately $[—] and will be paid by us.

We expect that delivery of the shares of our Preferred Stock being offered hereby will be made to investors on or about [—], 2013, which will be the third business day following the date of this prospectus.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

Keefe, Bruyette & Woods, Inc. served as financial advisor to Crescent Financial in connection with its merger with ECB. Keefe Bruyette & Woods, Inc. delivered a fairness opinion in connection with the execution of the merger agreement for the transaction. Crescent Financial agreed to pay Keefe, Bruyette & Woods, Inc. a cash fee of $100,000 concurrently with the rendering of its opinion. In addition, Crescent Financial paid Keefe, Bruyette & Woods, Inc. a cash fee equal to $300,000 at the time of closing of the merger with ECB. In addition, Crescent Financial reimbursed Keefe, Bruyette & Woods, Inc. $5,286 for out-of-pocket expenses incurred by Keefe, Bruyette & Woods, Inc. in connection with its service as financial advisor in the transaction.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) acted as exclusive placement agent for the Company’s sale of $38.05 million aggregate principal amount of Notes to certain accredited investors, which closed on August 12, 2013 and August 14, 2013. Upon the closing of the sale of these Notes, Sandler O’Neill received a cash fee of $657,500. In addition, the Company reimbursed Sandler O’Neill $1,000 for out-of-pocket expenses incurred by Sandler O’Neill in connection with the sale of the Notes.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings, including the documents incorporated by reference in this prospectus, are available to the public over the Internet at the SEC’s web site at http://www.sec.gov and on the investor relations page of our web site at http://www.vantagesouth.com. Information on our web site is not part of this prospectus. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all of the information and exhibits included in the registration statement. We refer you to the information and exhibits included in the registration statement for further information. This prospectus is qualified in its entirety by such information and exhibits.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus. Information that we file with the SEC following the date of this prospectus will not be incorporated by reference and you should rely only on the information incorporated by reference in this prospectus. We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013;

•	our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 23, 2013;

•

our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2013, as filed with the SEC on May 14, 2013, and for the fiscal quarter ended June 30, 2013, as filed with the SEC on August 6, 2013; and

•	our Current Reports on Form 8-K filed with the SEC on February 28, 2013, March 8, 2013, April 3, 2013, May 15, 2013, May 30, 2013, July 10, 2013, July 24, 2013, August 15, 2013 and August 20, 2013.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents that are not specifically incorporated by reference in such documents. All such requests should be directed to:

VantageSouth Bancshares, Inc.

Attn: Nancy Snow, Corporate Secretary

3600 Glenwood Avenue, Suite 300

Raleigh, North Carolina 27612

(919) 659-9000

LEGAL MATTERS

The validity of the shares offered by this prospectus will be passed upon for us by Womble Carlyle Sandridge & Rice, LLP. Wyrick Robbins Yates & Ponton LLP is acting as counsel for the underwriters in this offering.

EXPERTS

The consolidated financial statements of Crescent Financial Bancshares, Inc. (n/k/a VantageSouth Bancshares, Inc.) and Subsidiary included in its 2012 Annual Report on Form 10-K, have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of Dixon Hughes Goodman LLP, independent registered public accounting firm, given upon the authority of said firm as experts in accounting and auditing. The report refers to the retrospective adjustment of the 2011 financial statements to reflect a change in reporting entity.

The consolidated financial statements of Crescent Financial Bancshares, Inc. and Subsidiary included in its 2011 Annual Report on Form 10-K have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of Dixon Hughes Goodman LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of ECB Bancorp, Inc. and Subsidiary included in the Current Report on Form 8-K filed on April 3, 2013 by Crescent Financial Bancshares, Inc. (n/k/a VantageSouth Bancshares, Inc.), have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of Dixon Hughes Goodman LLP, independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.

[—] Shares

Fixed/Floating Rate Perpetual Non-Cumulative Preferred Stock

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the Preferred Stock being registered hereunder, all of which will be borne by us. All amounts shown are estimates except the SEC registration fee and FINRA filing fee.

Amount To Be Paid
SEC registration fee		$6,820
FINRA filing fee		$8,000
NYSE listing fee	$		*
Accounting fees and expenses	$		*
Legal fees and expenses	$		*
Printing fees	$		*
Miscellaneous expenses	$		*

Total Expenses	$

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the DGCL generally provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL generally provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation; however, no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL generally provides that a corporation has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under Delaware law.

Article VI of VSB’s Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, no person who is serving, or has served, as a director of VSB shall be personally liable to VSB or any of its stockholders or otherwise for monetary damages for breach of any duty as a director. Article XI of VSB’s bylaws provides that VSB shall indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person for whom he is a legal representative, is or was a director of officer of VSB or, while a director or officer of VSB, is or was serving at the request of VSB as a director, officer, employee or agent of another enterprise against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. Notwithstanding the preceding sentence, VSB will generally be required to indemnify a director or officer in connection with a proceeding commenced by such person only if the commencement of such proceeding was specifically authorized by VSB’s board of directors.

The foregoing is only a general summary of certain aspects of Delaware law and VSB’s Certificate of Incorporation and bylaws that deal with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Section 145 of the DGCL, Article VI of VSB’s Certificate of Incorporation and Article XI of VSB’s bylaws.

Federal banking law, which is applicable to VSB as a bank holding company and to the Bank as an insured depository institution, limits the ability of VSB and the Bank to indemnify their directors and officers. Generally, subject to certain exceptions, neither VSB nor the Bank may make, or agree to make, indemnification payments to, or for the benefit of, an institution-affiliated party such as an officer or director in connection with any administrative or civil action instituted by a federal banking agency if as a result of the banking agency action such person is assessed a civil money penalty, is removed from office or prohibited from participating in the conduct of VSB’s or the Bank’s affairs, or is subject to a cease and desist order. Prior to the resolution of any action instituted by the applicable banking agency, VSB or the Bank, as applicable, may indemnify officers and directors only if their respective board of directors, as the case may be, (i) determines that the indemnified person acted in good faith and in a manner such person believed to be in the best interests of the institution, (ii) determines after investigation that making indemnification payments would not materially adversely affect VSB’s safety and soundness or the safety and soundness of the Bank, as the case may be, and (iii) if the indemnified party agrees in writing to reimburse VSB or the Bank, as the case may be, for any indemnity payments which turn out to be impermissible.

Item 15.	Recent Sales of Unregistered Securities.

On August 12, 2013 and August 14, 2013, we entered into Subordinated Note Purchase Agreements with twelve accredited investors pursuant to which we issued an aggregate of $38,050,000 of subordinated notes (the “Notes”) to the accredited investors. The Notes have a term of ten years and a maturity date of August 12, 2023. The Notes bear interest, payable on the 1st of January and July of each year, commencing January 1, 2014, at a fixed interest rate of 7.625% per year.

The Notes are not convertible into common stock or preferred stock, and the Notes are not callable by the Company or subject to prepayment at the option of the holders. If certain events of default occur, including bankruptcy of the Company, the holder of a Note may declare the principal amount of the Note to be due and immediately payable. The Notes are unsecured, subordinated obligations of the Company and rank junior in right of payment to our senior indebtedness and to our obligations to our general creditors. The Notes rank senior to the Preferred Stock.

The Notes are intended to qualify as tier 2 capital for regulatory purposes. We have contributed $32 million of the net proceeds from the sale of the Notes to the Bank.

The Notes were offered and sold in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. Accordingly, the Notes were offered and sold exclusively to persons who are “accredited investors” within the meaning of Rule 501(a) of Regulation D.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of Crescent Financial Bancshares, Inc. (5)

3.2	Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, as amended. (19)

3.3	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Crescent Financial Bancshares, Inc. (20)

3.4*	Certificate of Designations of Fixed/Floating Rate Perpetual Non-Cumulative Preferred Stock of VantageSouth Bancshares, Inc.

3.4	Amended and Restated Bylaws of Crescent Financial Bancshares, Inc. (5)

4.1	Form of Common Stock Certificate (13)

4.2	Form of Series A Preferred Stock Certificate (17)

4.3	Form of Series B Preferred Stock Certificate (19)

4.4	Warrant to purchase shares of common stock of Crescent Financial Bancshares, Inc., dated November 15, 2011 (6)

4.5	Warrant to purchase shares of common stock of Crescent Financial Bancshares, Inc., dated April 1, 2013 (19)

5.1*	Opinion of Womble Carlyle Sandridge & Rice, LLP

10.1	1999 Incentive Stock Option Plan (1)

10.2	1999 Non-statutory Stock Option Plan for Directors, as amended (1)

10.3	Amended and Restated Declaration of Trust of Crescent Financial Capital Trust I, dated as of August 27, 2003 (2)

10.4	Indenture, dated as of August 27, 2003, between Crescent Financial Corporation and Wells Fargo Bank, N.A. (2)

10.5	Form of Junior Subordinated Debenture (2)

10.6	Guarantee Agreement, dated as of August 27, 2003, between Crescent Financial Corporation and Wells Fargo Bank, N.A. (2)

10.7+	Endorsement Split Dollar Agreement by and between Crescent State Bank and Michael G. Carlton, dated October 1, 2003 (2)

10.8+	Endorsement Split Dollar Agreement by and between Crescent State Bank and Bruce W. Elder, dated October 1, 2003 (2)

Exhibit No.	Description

10.9+	Endorsement Split Dollar Agreement by and between Crescent State Bank and Thomas E. Holder, Jr., dated October 1, 2003 (2)

10.10	Crescent State Bank Directors’ Compensation Plan, dated as of February 22, 2005 (3)

10.11	2006 Omnibus Stock Ownership and Long Term Incentive Plan (4)

10.12	Investment Agreement, dated February 23, 2011 by and among Crescent Financial Corporation, Crescent State Bank, the Bank, and Piedmont Community Bank Holdings, Inc. (7)

10.13	Amendment to Investment Agreement, dated as of March 24, 2011 (8)

10.14	Amendment No. 2 to Investment Agreement, dated as of November 2, 2011 (8)

10.15+	Indemnification Agreement, dated February 23, 2011 by and among Michael G. Carlton, Crescent Financial Corporation and Crescent State Bank (7)

10.16+	Amendment to Endorsement Split Dollar Agreement by and between Crescent State Bank and Michael G. Carlton dated November 2, 2011 (10)

10.17+	Amendment to Endorsement Split Dollar Agreement by and between Crescent State Bank and Bruce W. Elder dated November 2, 2011 (10)

10.18+	Amendment to Endorsement Split Dollar Agreement by and between Crescent State Bank and Thomas H. Holder, Jr. dated November 2, 2011 (10)

10.19	Amendment No. 1 to Amended and Restated Directors’ Compensation Plan, dated as of November 14, 2011 (9)

10.20	TARP Letter Agreement, dated November 15, 2011, by and among Crescent Financial Bancshares, Inc., Crescent Financial Corporation, and the U.S. Department of the Treasury (6)

10.21	ARRA Letter Agreement, dated November 15, 2011, by and between Crescent Financial Bancshares, Inc. and the U.S. Department of the Treasury (6)

10.22	Registration Rights Agreement, dated November 18, 2011, by and between Crescent Financial Bancshares, Inc. and Piedmont Community Bank Holdings, Inc. (11)

10.23	Tax Sharing Agreement, effective as of December 22, 2011, between Piedmont Community Bank Holdings, Inc. and Crescent Financial Bancshares, Inc. (12)

10.24+	Separation and Release Agreement, dated as of January 30, 2012, by and among Crescent Financial Bancshares, Inc., Crescent State Bank and Michael G. Carlton (14)

10.25+	Separation and Release Agreement, dated as of January 27, 2012 , by and between Crescent State Bank and Thomas E. Holder, Jr. (14)

10.26+	Separation and Release Agreement, dated as of February 13, 2012, by and between Crescent State Bank and Ray D. Vaughn (14)

10.27+	Separation and Release Agreement, dated as of March 15, 2012, by and among Crescent Financial Bancshares, Inc., Crescent State Bank and Bruce W. Elder (14)

10.28	Affiliate Services Agreement, entered into March 28, 2012, by and among Crescent Financial Bancshares, Inc., Crescent State Bank, Piedmont Community Bank Holdings, Inc. and VantageSouth Bank (14)

10.29	TARP Letter Agreement, dated April 1, 2013, by and among Crescent Financial Bancshares, Inc., ECB Bancorp, Inc. and the United States Department of the Treasury (19)

Exhibit No.	Description

10.30	ARRA Letter Agreement, dated April 1, 2013, by and between Crescent Financial Bancshares, Inc. and the United States Department of the Treasury (19)

12.1	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

21.1	Subsidiaries (18)

23.1	Consent of Dixon Hughes Goodman LLP

23.2	Consent of Dixon Hughes Goodman LLP

23.3*	Consent of Womble Carlyle Sandridge & Rice, LLP (Included in its opinion filed as Exhibit 5.1)

24.1	Power of Attorney (Included on the signature page to the Registration Statement on Form S-1)

*	To be filed by amendment
+	Management contracts and compensatory plans or arrangements.
1.	Incorporated by reference from Registration Statement on Form S-8 (Registration No. 333-68974) filed with the SEC on September 5, 2001.
2.	Incorporated by reference from Annual Report on Form 10-KSB filed with the SEC on March 30, 2004.
3.	Incorporated by reference from Annual Report on Form 10-K filed with the SEC on March 28, 2006.
4.	Incorporated by reference from Exhibit 99.1 to the Registration Statement on Form S-8 filed with the SEC on August 11, 2006.
5.	Incorporated by reference from Current Report on Form 8-K12G3 filed with the SEC on November 16, 2011.
6.	Incorporated by reference from Current Report on Form 8-K filed with the SEC on November 17, 2011.
7.	Incorporated by reference from Annual Report on Form 10-K filed with the SEC on March 29, 2011.
8.	Incorporated by reference from Tender Offer Statement on Schedule TO filed by Piedmont Community Bank Holdings, Inc. with the SEC on November 8, 2011.
9.	Incorporated by reference from Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the SEC on November 17, 2011.
10.	Incorporated by reference from Current Report on Form 8-K filed with the SEC on November 7, 2011.
11.	Incorporated by reference from Amendment No. 2 to Tender Offer Statement on Schedule TO filed by Piedmont Community Bank Holdings, Inc. with the SEC on November 18, 2011.
12.	Incorporated by reference from Current Report on Form 8-K filed with the SEC on January 24, 2012.
13.	Incorporated by reference from Exhibit 4.1 to the Post-Effective Amendment to the Registration Statement on Form S-8 (File No. 333-68990), filed with the SEC on November 18, 2011.
14.	Incorporated by reference from Annual Report on Form 10-K filed with the SEC on March 30, 2012.
15.	Incorporated by reference to the Exhibit 2.1 to Current Report on Form 8-K filed with the SEC on August 13, 2012.
16.	Incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed with the SEC on September 25, 2012.
17.	Incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed with the SEC on January 14, 2009.
18	Incorporated by reference to Exhibit 21 to Annual Report on Form 10-K filed with the SEC on March 29, 2013.
19.	Incorporated by reference to Current Report on Form 8-K filed with the SEC on April 3, 2013.
20.	Incorporated by reference to Exhibit 3.2 to Quarterly Report on Form 10-Q filed with the SEC on August 6, 2013.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina on August 20, 2013.

VANTAGESOUTH BANCSHARES, INC. (Registrant)

By:	/s/ Scott M. Custer
Scott M. Custer Chief Executive Officer (Principal Executive Officer)

Power of Attorney

Each person whose signature appears below appoints Terry S. Earley and Lee H. Roberts and each of them acting individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement (including any amendment thereto) of the Registrant to be filed after the date hereof pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in fact and agents or any of them or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott M. Custer Scott M. Custer Chief Executive Officer and Director (Principal Executive Officer)	August 20, 2013

/s/ Terry S. Earley Terry S. Earley Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 20, 2013

/s/ David B. Therit David B. Therit Senior Vice President (Principal Accounting Officer)	August 20, 2013

/s/ J. Adam Abram J. Adam Abram Chairman of the Board of Directors	August 20, 2013

/s/ David S. Brody David S. Brody Director	August 20, 2013

/s/ Alan N. Colner Alan N. Colner Director	August 20, 2013

/s/ George T. Davis, Jr. George T. Davis, Jr. Director	August 20, 2013

/s/ Thierry Ho Thierry Ho Director	August 20, 2013

/s/ J. Bryant Kittrell, III J. Bryant Kittrell, III Director	August 20, 2013

/s/ Joseph T. Lamb, Jr. Joseph T. Lamb, Jr. Director	August 20, 2013

/s/ Steven J. Lerner Steven J. Lerner Director	August 20, 2013

/s/ James A. Lucas, Jr. James A. Lucas, Jr. Director	August 20, 2013

/s/ Charles A. Paul, III Charles A. Paul, III Director	August 20, 2013

/s/ A. Wellford Tabor A. Wellford Tabor Director	August 20, 2013

/s/ Nicolas D. Zerbib Nicolas D. Zerbib Director	August 20, 2013

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of Crescent Financial Bancshares, Inc. (5)

3.2	Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, as amended. (19)

3.3	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Crescent Financial Bancshares, Inc. (20)

3.4*	Certificate of Designations of Fixed/Floating Rate Perpetual Non-Cumulative Preferred Stock of VantageSouth Bancshares, Inc.

3.4	Amended and Restated Bylaws of Crescent Financial Bancshares, Inc. (5)

4.1	Form of Common Stock Certificate (13)

4.2	Form of Series A Preferred Stock Certificate (17)

4.3	Form of Series B Preferred Stock Certificate (19)

4.4	Warrant to purchase shares of common stock of Crescent Financial Bancshares, Inc., dated November 15, 2011 (6)

4.5	Warrant to purchase shares of common stock of Crescent Financial Bancshares, Inc., dated April 1, 2013 (19)

5.1*	Opinion of Womble Carlyle Sandridge & Rice, LLP

10.1	1999 Incentive Stock Option Plan (1)

10.2	1999 Non-statutory Stock Option Plan for Directors, as amended (1)

10.3	Amended and Restated Declaration of Trust of Crescent Financial Capital Trust I, dated as of August 27, 2003 (2)

10.4	Indenture, dated as of August 27, 2003, between Crescent Financial Corporation and Wells Fargo Bank, N.A. (2)

10.5	Form of Junior Subordinated Debenture (2)

10.6	Guarantee Agreement, dated as of August 27, 2003, between Crescent Financial Corporation and Wells Fargo Bank, N.A. (2)

10.7+	Endorsement Split Dollar Agreement by and between Crescent State Bank and Michael G. Carlton, dated October 1, 2003 (2)

10.8+	Endorsement Split Dollar Agreement by and between Crescent State Bank and Bruce W. Elder, dated October 1, 2003 (2)

10.9+	Endorsement Split Dollar Agreement by and between Crescent State Bank and Thomas E. Holder, Jr., dated October 1, 2003 (2)

10.10	Crescent State Bank Directors’ Compensation Plan, dated as of February 22, 2005 (3)

10.11	2006 Omnibus Stock Ownership and Long Term Incentive Plan (4)

10.12	Investment Agreement, dated February 23, 2011 by and among Crescent Financial Corporation, Crescent State Bank, the Bank, and Piedmont Community Bank Holdings, Inc. (7)

10.13	Amendment to Investment Agreement, dated as of March 24, 2011 (8)

10.14	Amendment No. 2 to Investment Agreement, dated as of November 2, 2011 (8)

Exhibit No.	Description

10.15+	Indemnification Agreement, dated February 23, 2011 by and among Michael G. Carlton, Crescent Financial Corporation and Crescent State Bank (7)

10.16+	Amendment to Endorsement Split Dollar Agreement by and between Crescent State Bank and Michael G. Carlton dated November 2, 2011 (10)

10.17+	Amendment to Endorsement Split Dollar Agreement by and between Crescent State Bank and Bruce W. Elder dated November 2, 2011 (10)

10.18+	Amendment to Endorsement Split Dollar Agreement by and between Crescent State Bank and Thomas H. Holder, Jr. dated November 2, 2011 (10)

10.19	Amendment No. 1 to Amended and Restated Directors’ Compensation Plan, dated as of November 14, 2011 (9)

10.20	TARP Letter Agreement, dated November 15, 2011, by and among Crescent Financial Bancshares, Inc., Crescent Financial Corporation, and the U.S. Department of the Treasury (6)

10.21	ARRA Letter Agreement, dated November 15, 2011, by and between Crescent Financial Bancshares, Inc. and the U.S. Department of the Treasury (6)

10.22	Registration Rights Agreement, dated November 18, 2011, by and between Crescent Financial Bancshares, Inc. and Piedmont Community Bank Holdings, Inc. (11)

10.23	Tax Sharing Agreement, effective as of December 22, 2011, between Piedmont Community Bank Holdings, Inc. and Crescent Financial Bancshares, Inc. (12)

10.24+	Separation and Release Agreement, dated as of January 30, 2012, by and among Crescent Financial Bancshares, Inc., Crescent State Bank and Michael G. Carlton (14)

10.25+	Separation and Release Agreement, dated as of January 27, 2012 , by and between Crescent State Bank and Thomas E. Holder, Jr. (14)

10.26+	Separation and Release Agreement, dated as of February 13, 2012, by and between Crescent State Bank and Ray D. Vaughn (14)

10.27+	Separation and Release Agreement, dated as of March 15, 2012, by and among Crescent Financial Bancshares, Inc., Crescent State Bank and Bruce W. Elder (14)

10.28	Affiliate Services Agreement, entered into March 28, 2012, by and among Crescent Financial Bancshares, Inc., Crescent State Bank, Piedmont Community Bank Holdings, Inc. and VantageSouth Bank (14)

10.29	TARP Letter Agreement, dated April 1, 2013, by and among Crescent Financial Bancshares, Inc., ECB Bancorp, Inc. and the United States Department of the Treasury (19)

10.30	ARRA Letter Agreement, dated April 1, 2013, by and between Crescent Financial Bancshares, Inc. and the United States Department of the Treasury (19)

12.1	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

21.1	Subsidiaries (18)

23.1	Consent of Dixon Hughes Goodman LLP

23.2	Consent of Dixon Hughes Goodman LLP

23.3*	Consent of Womble Carlyle Sandridge & Rice, LLP (Included in its opinion filed as Exhibit 5.1)

24.1	Power of Attorney (Included on the signature page to the Registration Statement on Form S-1)

*	To be filed by amendment
+	Management contracts and compensatory plans or arrangements.

1.	Incorporated by reference from Registration Statement on Form S-8 (Registration No. 333-68974) filed with the SEC on September 5, 2001.
2.	Incorporated by reference from Annual Report on Form 10-KSB filed with the SEC on March 30, 2004.
3.	Incorporated by reference from Annual Report on Form 10-K filed with the SEC on March 28, 2006.
4.	Incorporated by reference from Exhibit 99.1 to the Registration Statement on Form S-8 filed with the SEC on August 11, 2006.
5.	Incorporated by reference from Current Report on Form 8-K12G3 filed with the SEC on November 16, 2011.
6.	Incorporated by reference from Current Report on Form 8-K filed with the SEC on November 17, 2011.
7.	Incorporated by reference from Annual Report on Form 10-K filed with the SEC on March 29, 2011.
8.	Incorporated by reference from Tender Offer Statement on Schedule TO filed by Piedmont Community Bank Holdings, Inc. with the SEC on November 8, 2011.
9.	Incorporated by reference from Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the SEC on November 17, 2011.
10.	Incorporated by reference from Current Report on Form 8-K filed with the SEC on November 7, 2011.
11.	Incorporated by reference from Amendment No. 2 to Tender Offer Statement on Schedule TO filed by Piedmont Community Bank Holdings, Inc. with the SEC on November 18, 2011.
12.	Incorporated by reference from Current Report on Form 8-K filed with the SEC on January 24, 2012.
13.	Incorporated by reference from Exhibit 4.1 to the Post-Effective Amendment to the Registration Statement on Form S-8 (File No. 333-68990), filed with the SEC on November 18, 2011.
14.	Incorporated by reference from Annual Report on Form 10-K filed with the SEC on March 30, 2012.
15.	Incorporated by reference to the Exhibit 2.1 to Current Report on Form 8-K filed with the SEC on August 13, 2012.
16.	Incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed with the SEC on September 25, 2012.
17.	Incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed with the SEC on January 14, 2009.
18	Incorporated by reference to Exhibit 21 to Annual Report on Form 10-K filed with the SEC on March 29, 2013.
19.	Incorporated by reference to Current Report on Form 8-K filed with the SEC on April 3, 2013.
20.	Incorporated by reference to Exhibit 3.2 to Quarterly Report on Form 10-Q filed with the SEC on August 6, 2013.